MAY 4, 1998



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB/A
              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


                                   TORVEC, INC.

                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                                                       16-1509512
               NEW YORK

    (STATE OR OTHER JURISDICTION OF        I.R.S. EMPLOYER IDENTIFICATION NO.
     INCORPORATION OR ORGANIZATION)



             3740 ROUTE 104
          WILLIAMSON, NEW YORK                           14587

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES                (ZIP CODE)


           ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE: (716) 248-8549



      SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE EXCHANGE ACT:

                                      NONE


       SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THEEXCHANGE ACT

                       $.01 PAR VALUE COMMON VOTING STOCK


                   DOCUMENTS INCORPORATED BY REFERENCE:  NONE


      PAGE 1 OF ______ PAGES CONTAINED IN THE SEQUENTIAL NUMBERING SYSTEM.  THE
       EXHIBIT INDEX MAY BE FOUND ON PAGE 47 OF THE SEQUENTIAL NUMBER SYSTEM.

                                  TABLE OF CONTENTS
                                                                         PAGE
                                                                      NUMBER

PART I
           ITEM 1.  DESCRIPTION OF BUSINESS                              3

           ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN        13

                    OF OPERATION

           ITEM 3.  DESCRIPTION OF PROPERTY                             16

           ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL            17

                    OWNERS AND MANAGEMENT

           ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND        18

                    CONTROL PERSONS

           ITEM 6.  EXECUTIVE COMPENSATION                              20

           ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS      23

           ITEM 8.  DESCRIPTION OF SECURITIES                           24


PART II

           ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S      25

                    COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

           ITEM 2.  LEGAL PROCEEDINGS                                   25

           ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS       25

                    ON ACCOUNTING AND FINANCIAL DISCLOSURE

           ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES             25
           ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS           29


PART F/S            FINANCIAL STATEMENTS                             F-1


PART III

           ITEM 1.  INDEX TO EXHIBITS                                   42



                                     PART I
ITEM 1.   DESCRIPTION OF BUSINESS.

(A)  BUSINESS DEVELOPMENT AND SUMMARY

          Upon its creation in September, 1996, TORVEC, Inc. ("the Company") acquired numerous patents, inventions and know-how developed for more than ten years by Vernon E. Gleasman and members of his family. The Company presently is a development company specializing in automotive technology. The Company owns many U.S. and international patent properties developed by the Gleasmans protecting important inventions relating to five different areas of automotive technology, i.e., (i) steering drive for tracked vehicles, (ii) infinitely-variable transmission (IVT), (iii) hydraulic pump and motor, (iv) CV (constant velocity) joint and (v) spherical gearing. Its new type of automotive transmission (IVT) is less complicated and is manufactured at a lower cost than automatic transmissions. It will be used to significantly increase fuel mileage and, at the same time, reduce one of the world's more serious air pollution problems (all as described below). The primary inventor and the management team of the Company have the pertinent business experience outlined below:

VERNON E. GLEASMAN _ INVENTOR
Mr. Gleasman is considered a world's leading authority on gear technology. He is co-inventor (with sons, James A. and Keith E. Gleasman) of the all-gear GSD-10 (a hydro-mechanical steering system for track vehicles); conceived and engineered the FasTrack_ vehicle (discussed below); and is inventor of the TorsenR differential now used in many passenger automobiles around the world such as: Porsche, Audi Quattro's, 8 car lines of Toyota (i.e., Lexus, Supra and
RAV4), Mazda Miata and RX7, Chevrolet Camero, Pontiac Firebird, Oldsmobile Achieva, Suzuki, and the U.S. Army HMMWV (Hummer). Mr. Gleasman was the winner of the Society of Automotive Engineers' 1983 Schwitzer Award for Most Innovative New Product at the Indianapolis 500; is listed in Who's Who in American Inventors 1990 Edition; and he has been nominated to the National Inventors Hall of Fame. His work is featured in the Theory of Machines and Mechanisms, McGraw-

Hill, 1995 (Mr. Gleasman's TorsenR Differential is pictured on the jacket cover). He has been granted over 20 patents on gearing, differentials, and machine tools over the past 30 years, and he is the principal inventor on over 100 U.S. patents (as well as corresponding foreign patents), primarily automotive-related. Examples (U.S. patent numbers in parenthesis): hydraulic clutch transmission (2177213); hydraulic clutch for transmission (2226309); Bendix fuel direct engine injector valve and Bendix diesel engine starter (2450129); hydraulic variable-speed hydrostatic transmission (2471031); Vane-type fluid drive (2552167), hypoid differential (2628508); fluid transmission (2668417); White Motor Co. tilting cab (2838126), assigned to White Motor; hydro-vector fuel-injector advance mechanism; catalytic converter for diesel trucks. He is also the inventor of non-freeze water meter, machine tools and other products. Early career: engineer at Bendix; and vice president manufacturing at White Motor, where engineering and management experience included designing and planning White's plant for manufacture of White 9000 heavy truck and organizing manufacturing and production of aircraft components for White's Aircraft division. Later, Mr. Gleasman founded his own companies, including Triple-D, Inc., sold to Gleason Corporation, Rochester, New York.
DR. HERBERT H. DOBBS _ CHAIRMAN OF THE BOARD OF DIRECTORS
Dr. Dobbs, Ph.D., P.E., has worked at every level from design engineer to technical director of an Army Major Commodity Command at the two-star level. He has worked as a hands-on engineer and scientist in industry and government, commanded field units, managed Army R & D programs and laboratories and currently has his own practice as a consultant engineer. He has the broad background needed to guide the Company's growth and development.
During his career he has:
     . Worked as a manufacturing engineer.
     . Worked as a design engineer in the aircraft and missile industry.
     . Managed Army laboratories as a captain, lieutenant colonel and colonel.
     . Organized, implemented and operated the theater-wide "Red Ball Express" quick response supply system in Vietnam to get disabled weapons and other critical equipment repaired and back into combat as rapidly as possible.
     . Done basic research on multi-phase turbulent fluid dynamics supporting development of the gas turbine primary power system now used in the M1 Abrams Main Battle Tank (MBT).
     . Managed advanced development of the laser guided 155mm-artillery shell now known as the "Copperhead".
     . Served in Taiwan as a member of the U.S. Military Assistance Advisory
       Group (MAAG) working with the Republic of China Army General Staff.
     . Served as liaison officer between the Army and Air Force for development of the laser seeker for the Hellfire missile.
     . Guided development of a new family of tactical vehicles for the Army, including the High Mobility Multipurpose Wheeled Vehicle (HMMWV) now known as the "Hummer", which uses Vernon Gleasman's TorsenR differential.
     . Served as Technical Director of U.S. Army Tank-Automotive Command
       (TACOM), which employs some 6,400 people and is responsible for all support of U.S. military ground vehicles (a fleet of 440,000) from development to ultimate disposal with a budget of nearly $10 billion a year. He was also responsible for negotiation and management of military automotive R&D agreements with the French and German Ministries of Defense.
At the end of 1985, Herbert H. Dobbs left government service and started his own consulting practice and began working with the Gleasmans to develop and market Vernon Gleasman's inventions. Herbert H. Dobbs holds a Ph.D. in Mechanical Engineering from the University of Michigan and is a registered professional engineer in Michigan. He holds several patents of his own and, among many affiliations, is a member of SAE, ASME, NSPE, AAAS, Sigma XI, AUSA, ADPA and the U.S. Army Science Board. The last named organization is a small group of senior technical and managerial people chosen from industry and academia to provide direct advice to the Secretary of the Army, the Chief of Staff, and the Department of the Army concerning issues of policy, budgets, doctrine, organization, training and technology. Its advice rarely is ignored and usually is acted on.

LEE E. SAWYER _ DIRECTOR
Over a 30-year career Mr. Sawyer has worked on the wholesale side of the automotive industry for Ford in technical training and Toyota in sales, marketing, motorsports and service. During the last ten years, he was part of the start-up teams that successfully launched Hyundai and Kia Motors America focusing on parts, service, quality assurance, fleet sales, public relations and
consumer affairs policy, procedures and systems.   During his career he has
worked with these automakers as follows:

Ford Motor Company:
   . As Ford's first field service engineer.
   . Managed expanded Training Center with Ford, Lincoln-Mercury car and heavy truck classrooms, and taught Ford Shelby high performance curriculum.

Toyota Motor Sales USA:
   . Established 12 service Training Centers.
   . Computerized the national warranty system and established an expense control audit program.
   . Managed sales, parts and service field force during a period in which sales increased 300%
   . In 1979, introduced the TorsenR differential to Toyota
   . Started Motorsports - hired factory race teams, coordinated race engine development, and conducted Long Beach Grand Prix and Pro-Celebrity Match Race. Results: 14 national championships.

Hyundai Motor America:
   . Started national Service Department: warranty, quality assurance, consumer affairs, technical and management training.
   . Managed public relation's activities, product introduction press previews, press releases and media interviews.

Kia Motors America:
   . Consulted with Kia Korea re: establishing a car company in the USA.
   . Started service department: warranty, quality assurance, consumer affairs, service training and publication.

Mr. Sawyer is a start-up specialist with the operations, management, communications and problem solving skills required to launch the Company successfully. He holds a B.A. in Industrial Technology and attended USC School of Business-International Relations, Ford Marketing Institute, Toyota Management Training, American Management Association Training, Interpersonal skills training, and U.S. Coast Guard Leadership and Diesel Engine schools.
MORTON A. POLSTER _ DIRECTOR; SECRETARY
Partner in the intellectual property law firm of Eugene Stephens & Associates. Formerly, General Patent Counsel and, thereafter, Secretary and Corporate Counsel for Gleason Corporation (1969 - 1989) and prior to that, Patent Counsel for Eastman Kodak Corporation (1960 _1969). While with Gleason Corporation, Mr. Polster represented Gleason when the latter purchased the Gleasman's Triple D, Inc., and exclusive rights to the Gleasman patents relating to the design and manufacture of the Torsen differential. He was part of the management team overseeing the operation of the Gleason Power Systems Division, which was created to manufacture and sell the Torsen differential. Also, he represented Gleason when the latter sold its Power Systems Division and its rights to the Torsen Differential to Diesel Kiki, Ltd. of Japan (now Zexel Corporation).
While in private practice, since 1989, Mr. Polster represented Zexel Torsen, Inc., (subsidiary of Zexel Corp.), which was created to manage the manufacture and sale of Torsen Differentials. Mr. Polster has been patent counsel to the Gleasmans since 1989 and has been in charge of the preparation and execution of their U.S. and international patent protection.

TORVEC'S TRACKED VEHICLE

BACKGROUND
     The infrastructure of most of Asia, Africa, South and Central America is very similar to the U.S. in the early 1900's. At that time U.S. demographics were as follows: eighty percent of the population lived in rural areas; income was low; and transportation was limited to walking, bicycles, push carts and animal pulled vehicles. Roads, when they existed, were dirt and at times impassable due to terrain or inclement weather. Even with the advent of automobiles, commerce remained inhibited because paved roads were only found in the cities. Similarly, the wheeled vehicles of the developing country today can only traverse the rural dirt roads during certain seasons of the year. When roads are in rough condition (e.g., muddy, blocked by snow or ice, etc.), there is little difference in travel time between an animal drawn cart; a man on foot or bicycle; or a wheeled car. If they are able to travel at all, even four-wheeled drive vehicles are usually limited to 4_5 mph under these conditions. The idealized vehicle would be a vehicle that could travel at higher speeds (25-50 mph.), regardless of the terrain, significantly shortening the travel time between rural areas and the primary marketplaces in the city. A tracked vehicle, in effect, "brings its own road with it".


TORVEC'S FASTRACK VEHICLE
     The Company's FasTrack prototype vehicle (see cover) is a new type of vehicle, that steers as easily as a car (using a steering wheel), has rubber tracks and bridges an important gap between wheeled and tracked vehicles that manufacturers have been trying to span for decades. This new vehicle combines the high-speed capabilities of trucks and cars with the high-traction capabilities of tracked vehicles. Unlike most "new generation" vehicles (e.g., the Model T, for which Henry Ford had to design and build almost every part), the FasTrack can be made from existing automotive components, and lends itself to formation of joint ventures for assembly in the developing country. FasTrack vehicles are rubber-tracked vehicles which, by design, are environmentally sensitive since their low ground pressure (less than 2 lbs. per sq. in.) does not damage paved road surfaces or leave ruts or cause potholes on unpaved surfaces. This tracked vehicle can traverse almost any terrain at higher speeds. The tracks could be made by Goodyear; a corporation dedicated to supporting original equipment manufacturers (OEMs). Goodyear states, "Based on product testing and feedback from our customers, in most situations, Goodyear rubber track has been seen to last 3 to 5 times longer than a set of standard utility
tires used in the same application."   An additional feature of the FasTrack
vehicle is its alternator, which will be modified to permit the vehicle to also serve as a mobile power plant with a 2 HP (approximately 1400 watts) electrical generator for running a myriad of electrical items, which can contribute to rural electrification. FasTrack vehicles perform as they do because of their unique steering mechanism, which is protected by several patents in Europe and Japan as well as the following U.S. patents: Multi-Axle Vehicle Steer Drive system (4732053), No-slip imposed Differential Reduction Drive (4776235), No-slip imposed differential (4776236), Steer-Driven Reduction Drive System (4895052). The FasTrack also uses TORVEC's Orbital Transmission (U.S. patent 5186692), an infinitely-variable transmission (IVT). Different from the multi-shifting automatic transmission used on passenger vehicles, TORVEC's IVT contributes to increased fuel mileage and significantly lower emissions (see next section below).

TORVEC'S TRANSMISSION

BACKGROUND
     Environmental scientists agree that "global warming" is one of the world's primary concerns, and the President of the United States has assured an international environmental conference that our country acknowledges the importance of this problem. In addition, the President has recently stated "The answer lies in promoting new energy-efficient technologies and not imposing steep energy price increases to encourage efficiency" (Associated Press-10/7/97). It is well recognized that carbon dioxide (C02) emissions from automotive vehicles are presently a major contributor to this world problem and, further, that the use of automotive vehicles is projected to increase more than 400% over the next few decades. The Society of Automotive Engineers (SAE paper #930941) notes that the 1992 RIO conference targeted pollution as one of the three major challenges which must be met by the International Community and it states: "The forecast demographic and economic changes will lead to the production of 250 million vehicles per year and a world motor vehicle fleet of
2.5 billion vehicles within the next 50 years as compared with today's production of 50 million vehicles per year and a fleet of 550 million vehicles." It is also well recognized that diesel engines emit much less CO2. Unfortunately, as presently used in trucks, busses and cars, diesel engines emit other undesirable pollutants (e.g., NOx , hydrocarbons, and particulates). In addition, (SAE paper #930126) "The World Health Organization has concluded that diesel particulate is a probable human carcinogen."
     Such undesirable pollutants are emitted by diesel engines primarily during those periods of operation when the speed of the diesel engine is being changed significantly (e.g., during start-up, acceleration from gear to gear, and rapid slow down). However, when diesel engines run at steady-state speeds, their emission levels are very low. Further, diesel engines can exhibit approximately 30% improvement in fuel economy over gasoline engines, diesel fuel is cheaper to produce and its manufacture results in less air pollution than does the manufacture of gasoline.
     Therefore, during the past several years, the world's vehicle manufacturers and their suppliers have been engaged in major efforts to reduce the pollutants from operating diesel engines. In recent years, punitive fines have been imposed upon manufacturers and end-users throughout the world with the intent of creating special incentives for such efforts to reduce diesel pollution. [NOTE:

Especially restrictive diesel regulations are scheduled to go into effect in the U.S. in California and eleven other states sometime in 1998.] An example of such an incentive is a recently proposed EPA fine to be imposed on bus companies for any bus emitting pollutants that don't meet the standards. As quoted from Clean Air Today (July 7, 1997), "Under the EPA program, transit agencies that do not install a [filter] retrofit kit designed to meet strict particulate matter standards are subject to a noncompliance penalty of $25,000 per bus. According to EPA, the kit will cost about $7,940 for an urban bus. More than 110,000 urban buses are located in various metropolitan areas throughout the United States." (This indicates an estimated cost of $880,000,000 for the retrofit kits alone, not including installation and maintenance costs.)
     The filter (catalytic purifier) just referred to above, is one of many recent attempts to help solve the diesel problem, most of which are directed primarily to "engine management" remedies such as fuel and exhaust filters, controls relating to turbo compression of the air being delivered to the engine's cylinders, etc. As indicated by the example above, government environmental regulators, such as the EPA, indicate that they intend to enforce stricter air standards as soon as proven technology permits vehicles to meet
such desired safer air standards (refer to SAE paper #920142).   According to
Monetary & Economic Review, (September, 1997):

     "Ford Motor Company, in a June 5 letter to all of its local dealers, warned of 'a major policy issue that will greatly affect the auto business,' impacting the kinds of vehicles that can be sold, the costs of driving and overall vehicle affordability. The letter cited legally binding caps and cuts on energy use for developed countries that would be enforced by a UN agency. 'These caps and cuts are expected to be finalized in December of this year in Kyoto [Japan],' the letter stated.
     Continuing, the letter read, 'Such a treaty would necessitate major gasoline price increases and likely would lead to other measures, including higher CAFE and restrictions on vehicle use. Many countries in Europe already are implementing such measures in anticipation of the agreement... and the UN would be in charge of monitoring compliance."


THE TORVEC_ IVT

     The TORVEC prototype transmission is an infinitely variable transmission
(IVT), meaning it provides an uninterrupted drive through an infinite number of geared speed ratios, allowing ideal torque flow to propel the vehicle while permitting the engine to run at optimum efficiency. In sharp contrast to other work being done in relation to diesel/gasoline engine management, the Company's new TORVEC transmission does not require any change, costly or otherwise, to the manufacture or operation of existing diesel/gasoline engines. Instead, it permits present automotive diesel/gasoline engines to operate in a steady-state mode, with dramatically reduced pollution, at most times during normal operation, i.e., under the starting, stopping, acceleration and deceleration of normal urban traffic. For instance, such a steady-state optimum condition may match the usual engine setting when the vehicle is being driven at its top urban speed (e.g., 35-45 miles per hour). It should be noted that this optimum urban cruising speed may be only approximately twice the normal idling speed of the engine, and that this steady-state setting is relatively low in comparison to the normally required engine speed of three, four or five times idling speed that must be attained by the same diesel/gasoline engine each time the vehicle accelerates between each of the conventional forward gears (e.g., when shifting from first gear to second gear, then from second to third, etc.). [NOTE: Because it is an infinitely variable transmission and changes its ratios extremely quickly, the TORVEC IVT can accelerate a diesel-powered vehicle as quickly as a gasoline-powered vehicle. The Torvec IVT also may be able to significantly improve the performance of electric drive vehicles. There are a number of kinds of electric motors that can be chosen to drive a vehicle. Their performance and physical characteristics vary considerably. Weight (for a given power level), zero-speed torque, useful speed range, efficiency-vs.-motor-speed, and control characteristics are among these, and there are conflicts in making the best choice for a given vehicle application. A transmission of some sort commonly is needed to resolve these. The performance characteristics of the Torvec IVT make it a promising candidate for such applications.]

     In addition to having the potential of remarkably reducing particulates, the TORVEC transmission is less complicated and has approximately 1/3 fewer parts when compared to a conventional four or five speed automatic transmission, making it smaller in size, lighter in weight and, therefore, further improving fuel economy. The TORVEC transmission, which will be simpler and less expensive to manufacture, should provide the automotive industry with a higher performing product at a lower cost.


     In view of the above, and because all vehicles currently have transmissions, the Company believes that the TORVEC transmission will permit substantial reductions in diesel/gasoline engine pollutants and that such significant environmental benefits will be achieved without an economic penalty. Further, it is believed that the TORVEC transmission will not be in direct competition with companies who provide other diesel/gasoline engine pollution remedies and that the latter may even be interested in working with the Company to explore possible synergistic effects with the TORVEC transmission.

ADDITIONAL TORVEC PRODUCTS


HYDRAULIC PUMP/MOTOR, CV JOINT, AND SPHERICAL GEARING

     The Company's patented TORVEC transmission incorporates a hydraulic pump/motor machine and, although it can be operated with commercially-available pump/motors, it is most effectively used in combination with the Company's patented TORVEC hydraulic pump/motors (5,513,553) which, like the TORVEC transmission, are significantly simpler, smaller and lighter than other commercially available pump/motors having comparable performance specifications. The key feature of the TORVEC pump/motors is their swash-plate mounting arrangements that utilize a new form of spherical gearing which is also proprietary to the Company (5,647,802). Further, this spherical gearing has been incorporated in yet another TORVEC product, which has been developed to replace CV (constant velocity) joints used, among other places, in all front-wheel drive vehicles. The TORVEC CV Joint (5,613,914) is a remarkable departure from known designs, and its efficiency and weight savings should provide a significant competitive advantage in the annual CV-joint market of 180,000,000 units per year.


BUSINESS PLAN


     The Company's present business strategy relating to its TORVEC products is
(1) to provide developing country FasTrack vehicle models for marketing to potential Asian, African, South and Central American joint venture partners; (2) to complete the installation of TORVEC transmissions into diesel-powered trucks for appropriate testing by national and state environmental agencies in the U.S. and other countries to quantify exact fuel savings and emissions levels and to determine its potential effect on the worldwide problem of diesel engine pollutants; (3) to complete the installation of the TORVEC transmission into the best selling automobile of a major U.S automaker that has an agreement with the Company for an exclusive "first look" at the TORVEC transmission for gasoline engine passenger cars, providing data on gasoline engine fuel mileage and emission levels, and the Company expects these results will create joint-venture/licensing opportunities; (4) to promote worldwide use of TORVEC transmissions for reducing diesel/gasoline engine pollution; (5) to enter into appropriate licensing/joint working arrangements for all TORVEC products (the FasTrack vehicle, IVT Transmission, Hydraulic Pump/Motor, CV Joint, and Spherical Gearing); (6) to obtain a Website for marketing, sales, education and information relating to the TORVEC products; 7) to obtain patent protection on at least four new developments and improvements related to the Torvec products described above.


(B)  BUSINESS OF ISSUER


GENERAL

     Preceding the formation of the Company, its principal shareholders, Vernon
E. Gleasman, James A. Gleasman and Keith E. Gleasman started a research program that required more than 10 years of time and capital of approximately $3 million. As a family, the Gleasmans have operated and sold their own innovative products and companies over the last 30 years. It is this knowledge base (of the automotive industry and its trends), that was the basis of the various research projects that are now the properties of the Company. A review of Vernon Gleasman's first 100 plus inventions indicates that almost all of them are improvements of other companies' technology, and most of Vernon Gleasman's inventions were created either while he was employed by various companies, or while he was acting as a consultant to these other companies. Therefore, the past income of Vernon Gleasman and family does not reflect a remuneration proportionate to the economic impact of the products he invented (e.g., the hydraulic multi-disc clutch patent which was invented by Vernon Gleasman in the late 30's and has been used in most automatic transmissions produced over the last 60 years).

     Unlike Vernon Gleasman's earlier inventions, the Torsena differential produced more revenue for the Gleasman family, because the Gleasmans themselves manufactured and produced these differentials (from the mid 1960's - 1982) through a family-owned corporation. Their primary customers were the U.S. Air Force and U.S. Army, with some further sales for after-market, high-performance vehicles. In 1982, as a result of the expanding need for larger production facilities to meet orders for Toyota and the U.S. Army HMMWV vehicle, the company was sold to Gleason Corp., Rochester, New York for cash, stock and a royalty package.

     Historically, the major impediments to the incorporation of Gleasman products into other companies' vehicles has been the "not invented here" syndrome and the problems relating to enforcement of licensing agreements by an independent inventor. It is next to impossible to sell an idea that is merely on paper. Therefore, it is necessary to fully engineer and develop a highly refined prototype. Thousands of hours and millions of dollars have to be invested before a new product can be sold to an OEM (original equipment manufacturer). A highly refined prototype of the FasTrack_ vehicle (described immediately below) has been engineered and the Company will use a portion of the net proceeds of this Offering to explore joint ventures to produce this vehicle. In addition, the Company will use a portion of the net proceeds of this Offering to engineer and develop highly refined prototypes of the infinitely variable transmission (IVT), the hydraulic pump/motor, spherical gearing and CV Joint (also described below) to serve as critical components of the FasTrack vehicle as well as for direct commercialization.

TRACKED VEHICLE STEERING (GSD-10) AND HYDRAULIC PUMP/MOTOR

     In response to requests from the David Taylor Marine Research Department of the U.S. Navy for a new generation of assault vehicles using off-the-shelf componentry, the Gleasman steering mechanism for tracked vehicles (GSD-10) was conceived and developed. For over 60 years an adequate, economical mechanism for steering tracked vehicles has been sought. Because they are difficult to steer precisely, tracked vehicles generally have been cumbersome and limited to low speed. While wheeled trucks and cars have been able to travel at higher speed on prepared roads, they have lacked the ability to traverse truly difficult terrain. Having developed the GSD-10 steer drive, and seeking the best way to market it, led the Company to a new direction for commercializing the Gleasman inventions. In contrast to the Gleasmans' past procedures of selling their products for another company's use, the decision was made to incorporate the new steer drive into a new type of vehicle designed as a specific product that could be sold directly to the consumer, thereby providing a foundation upon which the Company can propose joint ventures with countries, automobile producers, and/or component manufacturers for producing this vehicle. Rather than hiring a design studio in California or Michigan, costing in excess of tens of millions of dollars, the Gleasmans designed and fully engineered a vehicle manufactured from high-volume purchased parts. That major investment of time, know-how and capital has resulted in the prototype FasTrack vehicle illustrated on the cover and described in the Registration Statement Summary.

     The GSD-10 steer drive can best be described in engineering terms as a hydro-mechanical steering mechanism. The "mechanical" portion is manufactured from conventional, high-volume gearing, while the "hydro" portion is the Company's patented hydraulic pump and motor. Conventional hydraulic pumps and motors are large, noisy, and inefficient at low RPM. For over 100 years, as reflected in SAE papers and a large number of issued patents, engineers and companies have sought a solution to these problems which have continued to be inherent in automotive hydraulic pump and motor designs. Therefore, because tests have indicated that the recently patented Torveca hydraulic pump/motors have substantially solved these heretofore inherent problems, the Company believes the GSD-10 steer drive is most effective when used with these novel Torveca pump/motors.


INFINITELY VARIABLE TRANSMISSION (IVT)

     The long quest for a perfect automotive transmission, which began almost simultaneously with the invention of the automobile, is described in a 1987 Ford News Release (paper 87/45) entitled A History of Automatics (Car transmission systems through the years). This same Ford document states: "Ford began investigations into CVT (Continuously Variable Transmission) concepts in 1969 and started detailed engineering work in 1976 on a new design, known as the Ford CTX (Continuously variable Transaxle), developed jointly with Van Doorne and Fiat. In late 1983, a formal programme for CTX was initiated, at a total cost of $120 million. Using some Ford components (castings and differentials) the CTX will be produced by Van Doorne Transmissie as the first stage in the build-up to mass production at Ford's Bordeaux transmission plant in France." The transmission described in this Ford document is limited to very small engines (1.6 liter). While the CVT is a step toward the IVT (Infinitely Variable Transmission), it does not perform the same or as well as an IVT. In addition, unlike the Torvec_ IVT, which can be built to accommodate every size engine, the CVT used by Ford and other companies is only viable when used in conjunction with very small engines. In order to increase its ability to work with larger engines (e.g., 2 liters and above), a torque converter must be used with the CVT, adding weight and cost, increasing size, and reducing the efficiency of the transmission. Like the GSD-10 steer drive, the Torvec IVT incorporates the new Torvec hydraulic pump and motor, which is remarkably smaller in weight and size when compared to standard pump/motors that would otherwise be needed for the Torvec IVT. For example, conventional pumps/motors for the IVT could weigh as much as 400 lbs. In comparison, the Torvec hydraulic pump/motor weighs less than 100 lbs. In effect ,the Company's products appear to meet the essential criteria for needed automotive innovation as expressed in a recent statement by the Chief Executive Officer of Honda: "We must begin to make cleaner cars that people actually want to buy_with more performance, safety and comfort and vehicles that also use less fuel, produce fewer emissions, and yet don't cost much more" (SAE Automotive Engineering, 10/97). Transmissions are needed by all of the 50 million vehicles produced annually throughout the world. Therefore, the Company's potential could be substantial in view of the proven weight, cost, and size reductions of its products coupled with their potential to increase fuel efficiency.

SPHERICAL GEARING

     The compact size and full power start-up torque of the Torvec hydraulic pump/motors are made possible through the invention of a revolutionary new form of gearing based on the geometry of spheres rather than conventional gear geometry of cylinders and cones. This new "spherical" gear is perhaps the most important and creative Gleasman invention to date, surpassing the "impossible geometry" of the Torsena differential gearing.

     The Gleasman spherical gears have been used to form a geared ball-and-socket coupling in which driving tooth contact is maintained continuously while, at the same time, permitting the coupling to be flexed at 40 degrees to either side of center. The potential versatility of the Company's spherical gears may open the door to many yet unknown solutions and products yet to be discovered. This new gearing paradigm is found in the swash-plate mechanism of the Torvec hydraulic pump and motor, and it has also been used to create a constant velocity (CV) joint that is fully engineered as a working prototype and is ready for installation in a car. The Torvec CV joint is designed to be interchangeable in over 40 existing car models. It is notably lighter, less costly to manufacture, and potentially more durable than the CV joints presently being used in all front-wheel drive vehicles. In contrast, conventional automotive CV joints, like the conventional automotive pump/motors discussed above, have defied major improvements over the last 60 years in spite of the large expenditure of time and money by individuals and corporations. Further, in spite of severe mechanical and design limitations, the CV joints currently in use are manufactured at the rate of over "180 million units annually" according to the 1994 Annual Report of GKN (the world's largest producer of CV joints).

THE COMPANY'S ASSETS
     The Company owns the exclusive right, title and interest in and to the following patent properties:
     1.   U.S. Patent No.: 4,732,053
            Title:  Multi-Axle Vehicle Steer Drive System

      2.  U.S. Patent No.:  4,776,235
            Title:  No-Slip, Imposed Differential Reduction Drive

      3.  U.S. Patent No.:  4,776,236
            Title:  No-Slip, Imposed Differential

      4.  U.S. Patent No.:  4,895,052
            Title:  Steer-Driven Reduction Drive System

      5.  U.S. Patent No.:  5,186,692
            Title:  Hydro-Mechanical Orbital  Transmission

      6.  U.S. Patent No.:  5,440,878
            Title:  Variable Hydraulic Machine

      7.  U.S. Patent No.:  5,513,553
            Title:  Hydraulic Machine with Gear-Mounted Swash-Plate

      8.  U.S. Patent No.:  5,647,802
            Title:  Variable-Angle Gears

      9.  U.S. Patent No.:  5,613,914
            Title:  Universal Coupling

     10.  U.S. Patent Application (application  number not yet assigned)
            Title:  Method for Shaping the Teeth of Spherical Gears

     11.  European Pat. 0 160 671:
            Title:  No-Slip, Imposed Differential
            Validated in:  France, Germany, Sweden, United Kingdom

     12.  Japanese Pat. No.  200255
            Title:  No-Slip, Imposed Differential

     13.  Australian Patent No. 681528
            Title:  Variable-Angle Gear System and Constant Velocity Joint

     14.  Australian Patent No. 681534
            Title:  Hydraulic Machine with Gear-Mounted Swash-Plate

     15.  International Application No. PCT/US95/06538
            Title:  Variable-Angle Gear System and Constant-Velocity Joint
                  Corresponding Regional/National applications:

                        Europe      95 921372.9
                        Brazil      PI 9507908-4
                        Canada      2,191,701
                        China       95 1 94440.1
                        Japan       501004/96
                        Korea       96-706840
                        Mexico      96 05859

     16.  International Application No.:  PCT/U595/08732
            Title:  Hydraulic Machine with Gear Mounted Swash-Plate
                  Corresponding Regional/National applications:

                        Europe      95 926258.5
                        Brazil      PI 9508276-0
                        Canada      2,194,963
                        China       95 1 95044.4
                        Japan       505116/96
                        Korea       97-700152
                        Mexico      9700288

     In addition, the Company owns the exclusive right, title and interest in and to the following prototypes, automotive parts, engineering documentation, computer-readable data and other technological assets relating to the development and testing of the drive mechanisms for tracked vehicles, transmission, hydraulic pump/motors, a unique form of gearing, universal joints and constant-velocity joints disclosed and found in the above-referenced patent properties:
     1.   1997 Ford Taurus 4-door sedan.
     2. FasTrack tracked vehicle (Dimensions: length - 142", width - 68", height - 72"; weight: 4100 lbs; Engine: Ford, gasoline 2.3 liter;
          Transmission: Ford A4lLd; Steering system: Gleasman Steer Drive (GSD-
          10).
     3.   Scale Model designs for various FasTrack vehicles.
     4.   Prototype of Gleasman Steer Drive (GSD-10).
     5. Ford automotive parts: 4 engines; transmissions; differentials; worm gears; body parts; windshields; dashboards; and seats.
     6.   3 prototypes of Gleasman Orbital (IVT) Transmission
     7. One year of test results relating to testing of Gleasman IVT's at Alfred State University.
     8. Right to use laboratory equipment at Alfred State University (equipment donated to University by Gleasmans); 250 hp eddy current dynamometer; lebow torque sensor; strain gauge shaft sensor;
          various transducers; Datatronic data acquisition system; and 1 Ford V-6 (3 liter) engine.
     9. Complete CAD/CAM design for Gleasman Ortibal (IVT) Transmission re-engineered to adapt as retrofit for existing vehicle of a major U.S. automaker.
     10. Engineering data for adapting Gleasman Orbital (IVT) Transmission for retrofit on U.S. Army's existing HMMWV ("Hummer" vehicle).
     11.  Prototype Gleasman hydraulic pump/motors.
     12. Off-the-shelf automotive hydraulic pump/motors made by other manufacturers (used for comparison testing).
     13. Various prototypes of Gleasman "special" gears with supporting technical data.
     14. Parts (gears, housing, shafts) and supporting technical data, relating to designs of Gleasman CV-joint apppropriate for retrofit in existing vehicle of a major U.S. automaker.
     15. Engineering CAD/CAM files (representing 2,000 hours of development work) for Gleasman CV-joint designs.
     16.  Isuzu Commercial Vehicle NPR-Diesel


 (C) SPECIAL RISK FACTORS ASSOCIATED WITH BUSINESS


     The present and intended business operations of the Company must be considered to be highly speculative and involve substantial risks, and an investment in the Common Stock should only be considered by those persons who can bear the economic risk of their entire investment. Among the risk factors to be considered are the following:

DEVELOPMENT STAGE; NO OPERATING HISTORY

     Since its incorporation on September 25, 1996, the Company's activities have consisted primarily of continuing the development of and designing specific applications for the inventions patented by Vernon E. Gleasman and Keith E. Gleasman as independent inventors during a period of more than ten years. See
"Business of Issuer."   The Company as yet has not manufactured nor entered into
any arrangements to manufacture its prototypes as commercially available products and therefore has no operating history. To date, operations have been funded exclusively from sales of its Common Stock, including sales made pursuant to the terms of a Confidential Placement Memorandum, dated November 8, 1996.
The Company is subject to all of the business risks associated with a new enterprise, including, but not limited to, risks of unforeseen capital requirements, failure of market acceptance, failure to establish business relationships, and competitive disadvantages as against larger and more established companies. The Company's ability to succeed may be hampered by the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations of a new business, including, but not limited to management's potential underestimation of initial and ongoing costs associated with the enterprise, overestimation of gross receipts and market penetration, the adverse impact of competition, as well as the adverse impact on the Company, and its cash flow, of the Company's inability to promote the worldwide use of Torvec_ products.

ABILITY OF COMPANY TO CONTINUE AS A GOING CONCERN

     The Company's Financial Statements (contained elsewhere herein) were prepared assuming that the Company will continue as a going concern. The Company's independent auditors, in its report regarding the Company's Financial Statements, has expressed the fact that the Company is experiencing net losses and is not generating cash flows from operating activities to sustain its operations which raises substantial doubt the Company's ability to continue as a going concern. On May 11, 1998, the Company commenced a private placement to raise up to $7,500,000 to generate sufficient capital to effectuate its "Plan of Operation" described herein.

NO ASSURANCE OF COLLABORATIVE AGREEMENTS, JOINT VENTURES OR LICENSES

     The Company's business strategy is based upon entering into collaborative joint working arrangements, formal joint venture agreements and/or licensing agreements with domestic and/or foreign governments, automotive industry manufacturers and suppliers in order to promote the use of the Torvec products. No such arrangements and/or licenses have been consummated to date and there is no assurance that the Company will be able to enter into definitive joint working arrangements or joint venture collaborative agreements with prospective working partners or others, or that such agreements, if entered into, will be on terms and conditions that are sufficiently attractive to the Company to enable it to generate profits.

     In addition to seeking commercially attractive collaborative working arrangements or joint ventures, the Company may license one or more of its Torvec products to unaffiliated third parties. There is no assurance that the Company will be able to enter into such license arrangements or that such licenses will produce any income to the Company. See "Plan of Operation. "


UNCERTAINTY OF MARKET ACCEPTANCE

     The Company's ability to generate revenue and become profitable is dependent, in part, upon the automotive industry's acceptance of certain of its products, such as the steering drive for tracked vehicles, the infinitely-variable transmission (IVT), the hydraulic pump and motor, the CV (constant velocity) joint and spherical gearing. The Company's growth and future financial performance will depend on demonstrating the advantages of such products over existing technologies to an automotive industry which has committed substantial resources to product systems utilizing old technology. In addition, despite management's belief that its products are superior, the Company will have to overcome the "not invented here" attitude that permeates the industry.

     The Company's future development is also dependent upon consumer acceptance of certain other of its products, for example, the FasTrack_ vehicle especially in the Asian, African, South and Central American markets. While the potential domestic and international market is great, see "Business of Issuer", the Company faces considerable obstacles in introducing the FasTrack in these markets and there can be no assurance that it will be able to do so successfully.

POTENTIAL NEED FOR ADDITIONAL FINANCING; OUTSOURCING-COST AND TIMING

     The Company is not currently generating revenues to fund its operations for the twelve months immediately following the effectiveness of this Registration Statement. See "Plan of Operation-Liquidity and Capital Resources." Accordingly, on May 11, 1998, the Company commenced a private placement to raise up to $7,500,000 to generate sufficient capital to effectuate its "Plan of Operation" described herein. This offering may not be successful. In addition, the Company currently does not have a manufacturing facility and its present intention is not to manufacture any of its products itself. Should the Company find that it is desirable to do so, this decision would require significant additional capital.
The Company presently intends to outsource its requirements through collaborative working agreements, joint venture arrangements, licenses or a combination of all three. The Company may not be able to control the terms and conditions of such outsourcing arrangements, including the costs of labor, component parts and manufacturers' mark-up as well as the time involved for the manufacture and/or delivery of the products it outsources. The Company, therefore, very likely will be faced with the need for additional financing of a capital nature in order to successfully commercialize its products.

     The Company intends to satisfy any such additional capital requirements through debt and/or future equity financing. There can be no assurance that such financing will be available or, if available, that it will be on favorable terms. If adequate financing is not available, the Company may be required to delay, scale back or eliminate certain of its research and development programs, to relinquish rights to certain of its technologies, or to license third parties to commercialize technologies that the Company would otherwise seek to develop itself. See "Plan of Operation."

UNPREDICTABILITY OF PATENT PROTECTION AND PROPRIETARY TECHNOLOGY

     The Company currently has the United States and foreign patent properties listed on Page 9 of this Registration Statement. The Company's success depends, in part, on its ability to enforce the patents which it owns, maintain trade secrecy protection and operate without infringing on the proprietary rights of third parties. All of the pending applications are based upon technology that has already been patented in the United States, and therefore, the Company is optimistic that these applications will mature into appropriate protection. However, there can be no assurance that any of the Company's pending patent applications will be approved, that the Company will develop additional proprietary technology that is patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by third parties or that the patents of others will not have an adverse effect on the Company's ability to conduct its business. Furthermore, there can be no assurance that others will not independently develop similar or superior technologies, duplicate any of the Company's automotive technologies, or design around the Company's patented automotive technologies. It is possible that the Company may need to contest the validity of issued or pending patents of third parties relating to its automotive technologies. There can be no assurance that the Company would prevail in any such contest. In addition, the Company could incur substantial costs in defending itself in suits brought against the Company on its patents or in bringing patent suits against other parties.

     In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technology which it seeks to protect, in part, by confidentiality agreements with its prospective working partners and collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. See "Business; Certain Proceedings Involving Stockholders."

COMPETITION

     The Company believes that its patented technology is superior to similar products manufactured in the automotive industry and in some instances represent a true paradigm shift with respect to presently known technology. However, once the Company commences operations, it will be marketing products that are provided by companies in the automotive industry that have significantly greater financial, marketing and operating resources than the Company.


DEPENDENCE ON KEY MANAGEMENT AND OTHER PERSONNEL

     To date, the Company has been dependent upon and for the foreseeable future, it will be dependent upon the efforts of its management and scientific staff, including Herbert H. Dobbs, Lee E. Sawyer, Morton A. Polster, Vernon E. Gleasman, Keith E. Gleasman, and James A. Gleasman. Therefore, the loss of the services of any one or more of such persons may have a material adverse effect on the Company. However, the Company's negotiations and communications with others is quite well documented, and the technology relating to the Company's FasTrack vehicle, orbital transmission, hydraulic pump/motor, CV-Joint, and spherical gears has all (a) been quite thoroughly documented, by engineering drawings and on CAD computer disks, and (b) already undergone considerable applied development and testing. The Company believes that Messrs. Dobbs, Sawyer and Polster should be capable of continuing the further development and marketing of the Company's products supported by this just-identified technology.

     Consequently, the Company's future success will depend in large part upon its ability to attract and retain skilled scientific, management, operational and marketing personnel. The Company faces competition for hiring such personnel from other companies, government entities and other organizations. While there can be no assurance that the Company will be successful in attracting and retaining such personnel in the future, the Company feels quite fortunate that its management presently includes non-family individuals with skills and experience remarkably pertinent to the Company's present needs.

CONTROL BY EXISTING STOCKHOLDERS; POSSIBLE DEPRESSIVE EFFECT ON THE COMPANY'S COMMON STOCK

     The Company's existing stockholders are able to elect all of the Company's directors, dissolve, merge or sell all of the Company's assets and otherwise control the Company. Such concentration of control of the Company may also have the effect of delaying, deferring or preventing a third party from acquiring control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price and may adversely affect the market price of the Common Stock. See "Security Ownership of Certain Beneficial Owners and Management."

NO DIVIDENDS

     The Company has never paid any dividends on its Common Stock, and has no plans to pay dividends on its Common Stock in the foreseeable future. Future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. See "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters."

FUTURE SALES OF RESTRICTED SECURITIES; REGISTRATION RIGHTS

     The Company has 20,673,496 shares of Common Stock outstanding. These shares of Common Stock (the "Restricted Shares") outstanding were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act, are "restricted securities" as defined in Rule 144 promulgated under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption therefrom, including an exemption afforded by Rule 144, is available. Under Rule 144 (and subject to the conditions thereof), 20,453,594 of the Restricted Shares will become eligible for sale beginning 90 days after the date of this Registration Statement, and substantially all of the remaining 219,902 Restricted Shares will become eligible for sale as of January 30, 1999. In addition, the holders of 1,000,000 of the Restricted Shares have certain registration rights. The sale of a substantial number of shares of Common Stock or the availability of Common Stock for sale could adversely affect the market price of the Common Stock prevailing from time to time. See "Shares Eligible for Future Sale;" "Certain Transactions."

EFFECT OF PREVIOUSLY ISSUED OPTIONS AND WARRANTS ON STOCK PRICE

     The Company has reserved from the authorized, but unissued, Common Stock, 455,000 shares of Common Stock for issuance upon exercise of outstanding options granted under the Company's 1998 Stock Option Plan, 1,545,000 shares for issuance upon exercise of options available for future grant under the Plan and 500,000 shares reserved for issuance upon the exercise of Consulting Warrants granted to LT Lawrence & Co., Inc. The existence of these options and warrants may prove to be a hindrance to future financings, since the holders of such securities may be expected to exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. In addition, the holders of these securities have certain registration rights, and the sale of the shares issuable upon exercise of such securities or the availability of such shares for sale could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale;" "Certain Transactions."


NO ASSURANCE OF PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF COMMON STOCK PRICES; MARKET MAKERS' POTENTIAL INFLUENCE ON THE MARKET

     There is no public market for the Common Stock, and there can be no assurance that an active trading market for any of the Shares will develop or, if developed, be sustained. Upon the effectiveness of this Registration Statement, the Company intends to make appplication to have its Common Stock traded on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. ("NASD").

     The market price for the Company's Common Stock may be highly volatile as has been the case with the securities of other small capitalized companies. Factors such as the Company's financial results, the introduction of the Company's products, its ability to enter into joint venture or licensing agreements and various factors effecting the automotive industry may have a significant impact on the market price of the Company's Common Stock. Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies, particularly of small capitalization companies the Common Stock of which trade in the over-the-counter market, have experienced wide price fluctuations which have not necessarily been related to the operating performance of such companies. The Company is seeking the services of one or more market makers to make a market in the Company's Common Stock. Such activities may exert a dominating influence on the market during their duration and such activities may be discontinued at any time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained or incorporated by reference in this Registration Statement, including without limitation, statements containing the words "believes," "anticipates," "intends," "expects," "plans" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks identified above under "Special Risk Factors." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revision to any of the forward-looking statements contained herein to reflect future events or developments.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

12-MONTH BUSINESS STRATEGY
     During the twelve months immediately following the effectiveness of this Registration Statement, the Company intends to focus its efforts upon the following strategies:

      1. TO PROVIDE DEVELOPING COUNTRY FASTRACK_ VEHICLE MODELS FOR MARKETING TO POTENTIAL ASIAN, AFRICA, SOUTH AND CENTRAL AMERICAN JOINT VENTURE PARTNERS.
               On January 7, 1998, the Company entered into a Service and Space Agreement with Joseph L. Neri, Sr. (a shareholder) and Joseph Neri Chevrolet-Oldsmobile-Pontiac pursuant to which the Company is entitled to lease the premises described below for 1 year with an option to renew for an additional 5 years and will be provided with labor and certain services which will enable the Company to construct, assemble and install the Company's products into various vehicles, including FasTrack. The Agreement will become effective upon completion of the Company's May 11, 1998 private placement. The facility is located at 3740 Route 104, Williamson, New York (approximately
          20 minutes from downtown Rochester). The facility is approximately 17,000 sq. ft., situated on 8 acres of land. The agreement includes the facility, all utilities (including telephone system with an after-hour answering service), computer system, service department, specialized equipment and tools with above-ground lifts (D.E.C. approved) one of which has a 28,000 lb. capacity for trucks and buses, an 8 bay body shop, complete with a paint room and Kansas Jack straightening machine, a two floor parts department and a 30 member staff (sales, managers, office staff, mechanics and a computer programmer). The annual rental for the 8 acre facility, cost of labor and services aggregate to $630,000 (payable in 12 monthly installments). This facility is sufficient to construct all necessary FasTrack vehicles as well as assemble and install all Torvec products. Keith Gleasman shall have the primary responsibility to train the employees provided to the Company under the agreement with support from other Company executives. CAD/CAM design work will be needed and will be contracted with independent companies for approximately $2,000 weekly.

               Adjacent to this property is 80 acres which fronts Route 104 and is ideal for demonstrating the Company's vehicles. This acreage has ponds, swamps and woods and will require only minor changes to construct a course that would be similar to developing country roads. Nominal bulldozing will enable the Company to construct the course. Under the lease/service contract, the 80 acres will be transferred and deeded to the Company for a cost of $350,000 on the last day of the the first year of the lease term. This tract of land, which is approximately 1.5 miles from the premises, is appropriate for testing all of the Company's products.

               The cost of parts for building the FasTrack vehicle (windows, doors, engines, etc.) can range from $10,000-$40,000 per vehicle, depending on the vehicle design and size. The Company has already ordered appropriate diesel-powered truck parts for three FasTrack vehicles (one such set of parts has already been received from Isuzu Motors and the parts for the other two have been promised for delivery at the end of May 1998 by Kia Motors). IVTs will be built for the FasTrack using parts already designed (e.g., for the Taurus, etc.) at an estimated cost of $50,000. An additional $100,000 will be used to build a Torvec_ steer drive. For the latter, an outside contractor will provide the suspension components, material and frame, while Goodyear has agreed to supply the rubber track elements.
               Upon completion of the Company's planned offering to raise needed capital, Lee E. Sawyer will commence dialogue and discussions with various automotive manufacturers to provide a business plan to supply parts to the Company on a purchase or joint-venture basis. After the parts suppliers have been identified and agreements executed, the FasTrack demonstration vehicles will be designed using the parts supplier's components. In this regard, Kia Motors has already indicated that it is interested in being a parts supplier for the FasTrack and that Kia has capacity to supply parts for as many as 80,000 vehicles per year. (Note: See appendix for correspondence from Kia Motors.) Concurrently, Herbert H. Dobbs, Chairman of the Board of Directors, assisted by Vernon and Keith Gleasman, will work together to finalize the design and engineering of the demonstration vehicles. At the same time, Herbert H. Dobbs and James Gleasman will be opening dialogue with potential developing country joint-venture partners in order to market the FasTrack.

     2. TO COMPLETE THE INSTALLATION OF A TORVEC TRANSMISSION INTO DIESEL-POWERED TRUCKS FOR APPROPRIATE TESTING BY NATIONAL AND STATE ENVIRONMENTAL AGENCIES IN THE U.S. AND OTHER COUNTRIES TO QUANTIFY EXACT FUEL SAVINGS AND EMISSIONS LEVELS AND TO DETERMINE ITS POTENTIAL EFFECT ON THE WORLDWIDE PROBLEM OF DIESEL ENGINE POLLUTANTS.
               The basic engineering layout of the Torvec IVT has already been completed. The drawings will be submitted to a CAD/CAM contractor for the final engineering evaluation and detailing of parts. The cost of the trucks will be approximately $80,000, in addition to $150,000 to complete the Torvec IVT design and manufacturing.
               Alfred State College has tested Torvec IVT's in the past and is equipped for emission and fuel economy testing. The Gleasman family, prior to the formation of the Company, had donated most of the dynamometer test equipment to Alfred via a grant. In addition, Toyota donated the emission test equipment. Although negotiations have not yet been finalized, the Company expects to contract with Alfred State College, Alfred, New York to obtain emission and fuel economy results. The Company expects to spend $100,000-200,000 to obtain emission and fuel economy results, depending on the requirements of the United States Environmental Protection Agency. (Note: Re: Testing - see appendix for correspondence to the White House Climate Change Task Force from Yogendra B. Jonchhe of Alfred State College.)

     3. A MAJOR U.S. AUTOMAKER, FORD MOTOR COMPANY HAS AN AGREEMENT WITH THE COMPANY FOR AN EXCLUSIVE "FIRST LOOK" AT THE IVT FOR GASOLINE-ENGINE PASSENGER CARS.
               The engineering drawings for the Taurus IVT are in the final stages of detailing and should be ready during the next business quarter. From these drawings the parts will be manufactured, subject to the schedule of the suppliers. When complete, the IVT will be installed into a Ford Taurus, owned by the Company. This car, equipped with the IVT, will be used to document emission levels and fuel economy. The vehicle and test results will be used to establish joint-venture/licensing opportunities with major car manufacturers around the world. To complete the above, a budget of approximately $350,000 has been established. (Note: Installation of the IVT into the Taurus is more complicated than the installation into the diesel trucks because the Taurus has a gasoline engine and also has a more complex front-wheel drive transaxle configuration, electronic controls and tight packaging.)

     4.   TO PROMOTE WORLDWIDE USE OF IVT'S FOR REDUCING DIESEL/GASOLINE ENGINE
          POLLUTION:
               This will be accomplished with public relations, electronic and print news media and auto magazines. Included in the budget will be transportation of the vehicles, travel for the Company's support personnel, spare componentry, and promotional material. In addition, the Company will create displays for trade shows, SAE meetings, and other interested parties. The estmated budget to accomplish the above will be approximately $600,000.

     5. TO ENTER INTO APPROPRIATE LICENSING COLLABORATIVE JOINT WORKING ARRANGEMENT WITH ALL TORVEC PRODUCTS (THE FASTRACK VEHICLE, IVT TRANSMISSION, HYDRAULIC PUMP/MOTOR, CV JOINT, AND SPHERICAL GEARING):
               The Torvec CV joint for a front wheel drive Ford Taurus has been detailed by a contracted manufacturer, which has started to produce parts from the Company's CAD/CAM files. Assuming the parts are manufactured to specification, the completed Torvec CV joint will be installed in the Company's Taurus for evaluation, (durability, handling, etc.) If the results are satisfactory, the Company will present the CV Joint to the auto industry for their appraisal. The budget for completing the above will be approximately $100,000.
     6. TO OBTAIN A WEBSITE FOR MARKETING, SALES, EDUCATION AND INFORMATION RELATING TO THE TORVEC PRODUCTS:
               The Company will enter into arrangements with one or more companies to produce and manage Torvec's website. The beginning stages of the design are underway and will be ready as soon as practicable. The budget for production and management of the website is estimated to be $50,000.

     7. TO OBTAIN PATENT PROTECTION ON AT LEAST FOUR NEW DEVELOPMENTS AND IMPROVEMENTS RELATED TO THE TORVEC PRODUCTS DESCRIBED ABOVE:
               The budget, from past experience, is estimated to be approximately $130,000 for these patents.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operations to date have been funded exclusively through the sale of 658,496 shares of Common Stock to a limited number of investors for an aggregate purchase price of approximately $1,400,000. These shares were sold at varying prices ranging from $1.50 to $3.00 per share. The Company does not presently anticipate that it will be able to generate significant operating revenues during the twelve months immediately following the effectiveness of this Registration Statement and therefore, on May 11, 1998, the Company commenced a private placement to raise $7,500,000 to generate sufficient capital to effectuate its "Plan of Operation" described herein. The Company anticipates, based on its currently proposed plans and assumptions relating to its operations (including assumptions regarding the nature and extent of its testing program, the ability of the Company to secure adequate manufacturing and distribution relationships and market acceptance of the Company's products) that if such offering is successful, the Company shall have sufficient capital to meet the Company's contemplated capital requirements for the next twelve months. However, if the Company's plans change or its assumptions change or prove to be incorrect, the Company could be required to seek additional financing. In addition, the Company may have to raise substantial additional capital to fund its operations, upon completion of its first year's operations. There can be no assurance that additional financing will be available when needed on terms acceptable to the Company, or at all.
     If the Company successfully completes its planned offering of 1,500,000 shares, it will utilize the net proceeds of said offering as follows:

                                                             APPROXIMATE
                                                            DOLLAR AMOUNT

         Named Executive Officers' salaries (1)                $600,000
         Consultant's fees(2)                                  $450,000
         Service and Space Agreement
           3740 Route 104, Williamson, New York (3)            $630,000
         Purchase of 80 Acre Tract
           3740 Route 104, Williamson, New York (4)            $350,000
         CAD/CAM Design Work (5)                               $104,000
         IVT for FasTrack_ (6)                                $  50,000
         Torvec_ Steer Drive (7)                               $100,000
         Diesel Trucks (8)                                    $  80,000
         IVT Design and Manufacturing (9)                      $150,000
         Emission and Fuel Economy Testing (Alfred State) (10) $200,000
         Installation of IVT into Taurus (11)                  $350,000
         Promotion of Worldwide Use of IVT (12)                $600,000
         Collaborative Joint Working Arrangements (13)         $100,000
         Website (14)                                         $  50,000
         New Patents (15)                                      $130,000
         Legal and Accounting Expenses                         $250,000
         Miscellaneous Costs of Public Offering, Including
         Registration Fees and Printing Costs                  $150,000
         Working Capital and General Corporate Purposes      $3,156,000

         Total                                               $7,500,000


        (1) See Page 21 of this Registration Statement for a description of the Company's employment agreements with its Named Executive Officers.
        (2) See Page 22 of this Registration Statement for a description of the Company's consulting agreements with Keith, James and Vernon Gleasman.
        (3) On January 7, 1998, the Company executed a Service and Space Agreement with Jospeh L. Neri, Sr. and Joseph L. Neri Chevrolet-Oldsmobile-Pontiac, Inc. pursuant to which the Company shall lease the premises located at 3740 Route 104, Williamson, New York 14589, rent equipment on premises and shall utilize Neri's personnel to construct, assemble and install the Company's products into vehicles. See "Plan of Operation." The agreement is for a term of one year, effective upon the completion of this Offering, and may be renewed, at the Company's option, for up to four additional one-year periods. The annual fee for facility, equipment and personnel is $630,000.
        (4) Under the Space and Service Agreement, the Company has agreed to purchase, unless it would violate zoning laws or restrictions, an 80 acre tract of land adjacent to the premises located at 3740 Route 104 which acreage contains ponds, swamps and wood suitable for testing vehicles containing Company products. See "Plan of Operation." The purchase price is $350,000 and closing is to take place one year from the effective date of the agreement.
        (5)    See "Plan of Operation", Strategy 1.
        (6)    See "Plan of Operation", Strategy 1.
        (7)    See "Plan of Operation", Strategy 1.
        (8)    See "Plan of Operation", Strategy 2.
        (9)    See "Plan of Operation", Strategy 2.
        (10)   See "Plan of Operation", Strategy 2.
        (11)   See "Plan of Operation", Strategy 3.
        (12)   See "Plan of Operation", Strategy 4.
        (13)   See "Plan of Operation", Strategy 5.
        (14)   See "Plan of Operation", Strategy 6.
        (15)   See "Plan of Operation", Strategy 7.

     The foregoing represents the Company's best estimate of its expenses during the 12 months immediately following the effectiveness of this Registration Statement. This estimate is based on certain assumptions, including that testing, development and marketing efforts relating to the Company's products can be completed at budgeted costs. Projected expenditures are estimates or approximations only. Future events, including the problems, delays, expenses, difficulties and complications frequently encountered by companies in an early stage of development, changes in economic or competitive conditions or in the Company's planned business, and the success or lack thereof of the Company's development and marketing efforts during the next twelve months may make shifts in the allocation of funds and curtailment of certain planned expenditures necessary or desirable. Any such shifts will be at the discretion of the Company. See "Plan of Operation."

     Proceeds not immediately required for the purposes described above will be invested principally in short-term interest bearing securities, money market funds, certificates of deposit or direct or guaranteed obligations of the United States government.

IMPACT OF INFLATION

     Inflation has not had a significant impact on the Company's operations to date and management is currently unable to determine the extent inflation may impact the Company's operations during the twelve months immediately following the effectiveness of this Registration Statement.

QUARTERLY FLUCTUATIONS
     As of the date of this Registration Statement, the Company has not engaged in operations. Once the Company actually commences operations, the Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including product returns, purchasing patterns of consumers, the length of the Company's sales cycle to key customers and distributors, the timing of the introduction of new products and product enhancements by the Company and its competitors, technological factors, variations in sales by product and distribution channel, and competitive pricing. Consequently, once the Company actually commences operations, the Company's product revenues may vary significantly by quarter and the Company's operating results may experience significant fluctuations.


ITEM 3.   DESCRIPTION OF PROPERTY.


     See the Company's "Plan of Operation," Strategy 1 for a narrative description of the Company's Lease/Service Agreement, with respect to the Company's leasehold interest in plant and equipment located at 3740 Route 104, Williamson, New York 14587. See "Business of Issuer-The Company's Assets" for a narrative of the Company's patented inventions and other properties.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


(A)  SECURITY OWNERSHIP


     The following table sets forth as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company by (i) each person known by the Company to own more than 5% of the outstanding shares of the Common Stock of the Company, each director, each executive officer, each consultant and (ii) all directors, executive officers and named consultants of the Company as a group. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

NAME AND ADDRESS OF                               NUMBER OF         PERCENT OF
  BENEFICIAL OWNER         POSITION              SHARES OWNED(1)   SHARES OWNED


Herbert H. Dobbs          Chairman of the Board    400,000(2)             1.93%
448 West Maryknoll Road   of Directors
Rochester Hills, MI 48309

Keith E. Gleasman         Dir.; President and    5,493,134(3)            26.56%
11 Pond View Drive        Consultant to Torvec,
Pittsford, NY 14534       Inc.

Lee E. Sawyer             Director                 357,000(4)             1.72%
16 Williamsburg Lane
Rolling Hills, CA 90274

Morton A. Polster         Director; Secretary of   275,600(5)             1.33%
c/o Eugene Stephens       Torvec, Inc.
& Associates
56 Windsor Street
Rochester, NY 14605

James A. Gleasman         Director; Consultant   5,480,133(6)            26.50%
11 Pond View Drive        to Torvec, Inc.
Pittsford, NY  14534

Vernon E. Gleasman        Consultant to          5,493,133(7)            26.56%
11 Pond View Drive        Torvec, Inc.
Pittsford, NY  14534

Samuel M. Bronsky         Chief Financial Officer    1,000            Less Than
6653 Main Street                                                        1%
Williamsville, NY  14221

All Executive Officers                          17,500,000(8)            84.60%
and Directors as a Group
(7 persons)

1. Except as indicated in the footnotes to this table, the Company believes that all the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. In accordance with the rules of the Commission, a person or entity is deemed to be the beneficial owner of securities that can be acquired by such person or entity within 60 days from the date of this Registration Statement upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options and warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this Registration Statement have been exercised. The inclusion herein of such shares listed as beneficially owned does not constitute an admission of beneficial ownership.
     Percentages herein assume a base of 20,673,496 shares of Common Stock outstanding as of the date of this Registration Statement.
2. Includes 20,000 shares which may be purchased through the exercise of an option granted in connection with his employment agreement, exercisable at $5.00 per share. In May, 1998, Mr. Dobbs entered into option agreements pursuant to which related parties have the right to purchase 360,000 shares of the Company's Common Stock from him at an exercise price of $5.00 per share at any time during a ten year option term.
3. Includes 5,000 shares which may be purchased through the exercise of an option granted in connection with his consulting agreement, exercisable at $5.00 per share. In December, 1997, Mr. Gleasman entered into option agreements pursuant to which related parties have the right to purchase 300,000 shares of the Company's Common Stock from him at an exercise price of $5.00 per share at any time during a ten year option term.
4. Includes 36,000 shares which may be purchased through the exercise of an option granted in connection with his employment agreement, exercisable at $5.00 per share.
5. Includes 20,000 shares which may be purchased through the exercise of an option granted in connection with his employment agreement, exercisable at $5.00 per share.
6. Includes 5,000 shares which may be purchased through the exercise of an option granted in connection with his consulting agreement, exercisable at $5.00 per share. In November, December 1997, Mr. Gleasman entered into option agreements pursuant to which related parties have the right to purchase 364,000 shares of the Company's Common Stock from him at an exercise price of $5.00 per share at any time during a 10 year option term.
7. Includes 5,000 shares which may be purchased through the exercise of an option granted in connection with his consulting agreement, exercisable at $5.00 per share. In December, 1997, Mr. Gleasman entered into option agreements pursuant to which related parties have the right to purchase 2,000,000 shares of the Company's Common Stock from him at an exercise price of $5.00 per share at any time during a 10 year option term.
8. Includes an aggregate 91,000 shares which may be purchased through the exercise of options granted in connection with employment and consulting agreements, exercisable at $5.00 per share.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


IDENTIFICATION OF DIRECTORS, EXECUTIVE OFFICERS AND CONSULTANTS

     The following table sets forth certain information about the current directors, executive officers of the Company and its consultants.
                                                  DATE OF       DATE OF
                                                ELECTION OR    TERMINATION
NAME                  AGE    POSITIION          DESIGNATION   OR RESIGNATION

Herbert H. Dobbs      66   Chairman of the         02/20/98          *
48 West Maryknoll Rd       Board of Directors
Rochester Hills, MI
48309

Keith E. Gleasman     50   Director; President      09/26/96          *
11 Pond View Drive         and Consultant to
Pittsford, NY 14534        Torvec, Inc.

Lee E. Sawyer         56   Director                 09/27/96          *
16 Williamsburg Lane
Rolling Hills, CA 90274

Morton A. Polster     70   Director; Secretary of   09/27/96          *
c/o Eugene Stephens &      Torvec, Inc.
Associates
56 Windsor Street
Rochester, NY 14605

James A. Gleasman     57   Director; Consultant to  02/20/98          *
11 Pond View Drive         Torvec, Inc.
Pittsford, NY 14534

Vernon E. Gleasman    86   Consultant to Torvec,    12/01/97          *
11 Pond View Drive         Inc.
Pittsford, NY 14534

Samuel M. Bronsky     36   Chief Financial Officer  04/01/98          *
6653 Main Street
Williamsville, NY  14221


*CHANGES IN CONTROL

     To the knowledge of the Company's management, there are no present arrangements or pledges of the Company's Common Stock which may result in a change of control of the Company. The members of the Board of Directors shall serve until the next annual meeting of shareholders and until their successors are elected or appointed and shall have qualified, or until their prior resignation or termination.


(B)  BUSINESS EXPERIENCE
     The business experience of Messrs. Dobbs, Sawyer, Polster and Vernon E. Gleasman is provided on Pages 3 and 4 of this Registration Statement.
     The following sets forth the business experience of Messrs. James A. and Keith E. Gleasman:

     1.   JAMES A. GLEASMAN - CONSULTANT
          . Life-long entrepreneur.
          . Skilled in management, finance, strategic planning, organizing and marketing.
          . Co-inventor of the Gleasman GSD-10 steer drive.
          . Established manufacturing of the TorsenR Differential in Argentina, Brazil, etc.
          . Principal at two of the family companies, raised capital, negotiated international, military and automotive contracts.
          . Set business strategies for small company's dealings with large
          companies, including sale of family company to    Gleason Corp., New
          York.
          . Joint venture partner with Clayton Brokerage Co. of St. Louis, MO. . Owned financial-consulting business.
          . Negotiated with numerous Asian Corporations (including Mitsubishi and Mitsui).
          . Educated in Asian philosophy, business practices and culture.

     2.   KEITH E. GLEASMAN - CONSULTANT

               Co-Inventor with Vernon E. Gleasman on all Torvec patents, Mr. Gleasman's strengths include his extensive marketing and sales executive experience, in addition to his design and development knowledge. His particular expertise has been in the area of defining and demonstrating the products to persons within all levels of the automotive industry, race crew members, educators and students.

          . As Vice President of Sales for Gleason Corporation (Power Systems
          Division), designed and conducted seminars on     vehicle driveline
          systems for engineers at the U.S. army tank automotive command.
          . Designed a complete nationwide after-market program for the Torsen
          Differential, which included trade show      participation for the
          largest after-market shows in the U.S.,SCORE and SEMA.
          . Extensive after-market experience including pricing, distribuiton, sales catalogs, promotions, trade show booths designs and vehicle sponsorships.
          . Responsible for over 300 articles in trade magazines highlighting
          the Torsen Differential (e.g., Popular Science, Auto   Week, Motor
          Trend, Off-Road, and Four Wheeler).
          . Designed FasTrack_ vehicle prototype, (from concept to asssembly). . Assisted in developing engineering and manufacturing procedures for the Torsen Differential and for all of the Torvec prototypes.
          . Instructed race teams on use of the Torsen Differential (Indy cars,
          Formula 1, SCCA Trans-Am, IMSA, GTO, GTU,    GT-1, NASCAR, truck
          pullers and off-road racers).
          . Has been trained for up-to-date manufacturing techniques such as NWH, statistical process control and MRP II.
               Mr. Gleasman has extensive technical and practical experience, covering all aspect of the Company's products such as, promotion, engineering and manufacturing.

     3.   SAMUEL M. BRONSKY - CHIEF FINANCIAL OFFICER

               Owner of a Certified Public Accounting firm specializing in small to medium-sized businesses. Services include audits, reviews, compilations, and consulting services, including among other items, business valuations, computer applications, assisting in debt acquisition and consolidation, purchasing and selling of businesses and related tax ramifications, and general business assistance for clients. In addition, Mr. Bronsky has worked with various government agencies in a variety of audit contexts, including sales tax audits, IRS examinations. Mr. Bronsky is a member of the New York State Society of CPAs and the American Institute of CPAs. He is a director of the East Buffalo Credit Union and the Erie Community College Foundation and is the treasurer of the East Buffalo Credit Union. Mr. Bronsky is past treasurer and director of the Amherst Chamber of Commerce.


(C)  FAMILY RELATIONSHIPS


     Vernon E. Gleasman is the father of James A. and Keith E. Gleasman. There are no other family relationships between any directors or executive officers of the Company, either by blood or by marriage.

(D)  CERTAIN PROCEEDINGS INVOLVING STOCKHOLDERS
     1. On August 29, 1997, McElroy Manufacturing, Inc. of Tulsa, Oklahoma, and two of its employees (collectively "MMI"), initiated a lawsuit against Vernon and Keith Gleasman in the United States District Court for the Northern District of Oklahoma. The Company is not a party to this litigation. The plaintiffs seek money damages against the Gleasmans in the amount of $750,000 representing amounts MMI allegedly contributed to the development of hydraulic pump/motor prototypes and also allege that the two MMI employees should have been named as co-inventors on three patents.

          In responding to the MMI complaints, the Gleasmans requested dismissal of the complaint on the grounds that the claims relate to an Agreement dated October 10, 1991, entered into by MMI and the Gleasmans under which the parties agreed to arbitrate "any controversy or claim arising out of or relating to this Agreement." The Gleasmans also requested dismissal of the complaint on the additional grounds that the two individuals were not co-inventors and, even if they were, that pursuant to the Agreement the individuals and MMI assigned any and all interest they may have had in such patents and prototypes to the Gleasmans.

          On February 6, 1998, the Court stayed all aspects of the litigation pending arbitration in New York State. In the opinion of the Gleasmans, MMI's claims are without merit.

          As indicated above, the Company is not a party to this MMI litigation. The litigation sets forth claims which do not effect the validity of the patents, but could impact the Company's exclusive ownership of three patents listed among the future products of the Company on Page 9 of this Registration Statement, namely the Hydraulic Pump/Motor, CV-Joint, and Spherical Gearing thus, enabling MMI to commercialize such patents. The claims are based upon the allegations that (1) the products were not included within the Agreement between the parties and therefore not assigned to the Gleasmans which fact is disputed by the Gleasmans and is one of the subjects of the arbitration, and (2) the plaintiffs are co-inventors of the invention with the Gleasmans, which allegation is contrary to every fact known by the Gleasmans. In the opinion of the Company, if the plaintiffs are successful, this will not effect the development and marketing of the FasTracka. Two of the three products are not used in the FasTrack. The third will be used by the Company, but a non-exclusive interest in that product, which is all that the plaintiffs could win, will not enable them to build the FasTrack which relies heavily on other Company patents, particularly the steer-drive patents.

     2. In 1993, James A. Gleasman, after a dramatic reduction in income, suffered financial reverses and filed for protection under Chapter 11 of the United States Bankruptcy Code in United States Bankruptcy Court for the Western District of Texas. The reorganization was completed within 14 months and all allowed claims were paid in full.

ITEM 6.   EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION
                           SUMMARY COMPENSATION TABLE
Pursuant to the terms of the Company's employment agreements with Messrs. Herbert H. Dobbs, Lee E. Sawyer and Morton A. Polster (as more fully described below), such persons shall assume the capacities of Chief Executive Officer, President and Chief Operating Officer, and Secretary, Legal and Patent Counsel, respectively, on the first day of the month in which the Company completes its planned initial public offering of 1,500,000 shares of its Common Stock at $5.00 per share. The following table sets forth the aggregate compensation to be paid or accrued by the Company for services rendered in such capacities during the twelve month period beginning on the first day of the month following completion of such offering by Herbert H. Dobbs, Lee E. Sawyer and Morton A. Polster (together, the "Named Executive Officers").

                                                             LONG TERM
                                                        COMPENSATION AWARDS

                                                   NUMBER OF SHARES
                                                  OF COMMON STOCK
                               ANNUAL               UNDERLYING        ALL OTHER
                            COMPENSATION              OPTIONS        COMPENSATION
NAME AND PRINCIPAL                      BONUS    _________________   ____________
                     SALARY
POSITION


Herbert H. Dobbs    $150,000 (1)        $ -0-       100,000 (2)           $0
Lee E. Sawyer       $240,000 (1)        $60,000     180,000 (2)           $0
Morton A. Polster   $150,000 (1)        $ -0-       100,000 (2)           $0


(1) Prior to the date of this Registration Statement, the Company did not pay cash compensation to the Company's Chief Executive Officer or to the Company's other Named Executive Officers. The Named Executive Officers and the consultants named below have performed services to the Company to date in exchange for receipt of shares of Common Stock in the Company and in the case of the Gleasmans, a cash reimbursement in the amount of $365,000 for expenses incurred prior to the Company's formation with respect to the Company's inventions and patent properties. See "Security Ownership of Management and Certain Security Holders"; "Certain Transactions." It is not anticipated that such personnel will receive additional shares for such past services. The Company has executed employment agreements with its Named Executive Officers and consulting agreements with its consultants, the salient terms and conditions of
which are described below.   See "Employment Agreements;" "Consulting
Agreements."

(2) In 1998 380,000 stock options have been granted to the Named Executive Officers in connection with their employment agreements exercisable in cumulative increments at the rate of 20% annually.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

  The following table sets forth certain information for the Named Executive Officers with respect to the exercise of options to purchase Common Stock during the fiscal year ended December 31, 1997 and the number and value of securities underlying unexercised options held by the Named Executive Officers as of April 15, 1998.

                                 NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                SHARES                OPTIONS AT           IN-THE-MONEY OPTIONS
               ACQUIRED    VALUE     APRIL 15, 1998        AT APRIL 15, 1998(1)
  NAME        ON EXECISE REALIZED EXERCISAB(2) UNEXERCISAB EXERCISAB UNEXERCISAB

Herbert H. Dobbs     0      0      20,000       80,000        $0         $0
Lee E. Sawyer        0      0      36,000      144,000        $0         $0
Morton A. Polster    0      0      20,000       80,000        $0         $0

(1) Calculated on the basis of the planned initial public offering price of the the Common Stock of $5.00 per share, minus the per share exercise price multiplied by the number of shares underlying the option.
(2) At December 31, 1997 the options indicated as exercisable were included in the unexercisable column.

EMPLOYMENT AGREEMENTS

     On February 6, 1998, the Company entered into a 3 year employment agreement with Herbert H. Dobbs, commencing on the first day of the month in which the Company receives the proceeds from the completion of its planned initial public offering of up to 1,500,000 shares at $5.00 per share, under which he is obligated to devote substantially all of his business and professional time to the Company and its Plan of Operation in the capacity as Chairman and Chief Executive Officer of the Company. Under such agreement, Herbert H. Dobbs is entitled to receive a salary of $150,000 during the first year of the agreement, $150,000 during the second year and $150,000 during the last year. He is also entitled to certain employee benefits normally associated with employment such as vacation, health and disability insurance and was granted an option to purchase 100,000 shares of the Company's Common Stock pursuant to the Company's 1998 Stock Option Plan conditioned upon shareholder approval of the 1998 Stock Option Plan. The agreement is automatically renewable for an additional 3 years and may be terminated earlier by the employee upon 12 months notice or by the Company upon payment of a severence of 12 months base pay, except if the termination is for cause.

     On February 6, 1998, the Company entered into a 3 year employment agreement with Lee E. Sawyer, commencing on the first day of the month in which the Company receives the proceeds from the completion of its planned initial public offering of up to 1,500,000 shares at $5.00 per share, under which he is obligated to devote substantially all of his business and professional time to the Company and its Plan of Operation in the capacity as President and Chief Operating Officer of the Company. Under such agreement, Mr. Sawyer is entitled to receive a salary of $240,000 during the first year of the agreement, $252,000 during the second year and $264,000 during the last year and a minimum bonus of $15,000 per quarter during the agreement's term, with bonus increases determined by the Board of Directors depending upon such factors as performance, profitability and the financial condition of the Company. He is also entitled to certain employee benefits normally associated with employment such as vacation, health and disability insurance and was granted an option to purchase 180,000 shares of the Company's Common Stock pursuant to the Company's 1998 Stock Option Plan conditioned upon shareholder approval of the 1998 Stock Option Plan. The agreement is automatically renewable for an additional 3 years and may be terminated earlier by the employee upon 12 months notice or by the Company upon payment of a severence of 12 months base pay and minimum bonus, except if the termination is for cause.

     On February 6, 1998, the Company entered into a 3 year employment agreement with Morton A. Polster, commencing on the first day of the month in which the Company receives the proceeds from the completion of its planned initial public offering of up to 1,500,000 shares at $5.00 per share, under which he is obligated to devote substantially all of his business and professional time to the Company and its Plan of Operation in the capacity as Secretary and Legal and Patent Counsel of the Company. Under such agreement, Mr. Polster is entitled to receive a salary of $150,000 during the first year of the agreement, $150,000 during the second year and $150,000 during the last year. He is also entitled to certain employee benefits normally associated with employment such as vacation, health and disability insurance and was granted an option to purchase 100,000 shares of the Company's
Common Stock pursuant to the Company's 1998 Stock Option Plan conditioned upon shareholder approval of the 1998 Stock Option Plan. The agreement is automatically renewable for an additional 3 years and may be terminated earlier by the employee upon 12 months notice or by the Company upon payment of a severence of 12 months base pay, except if the termination is for cause.


CONSULTING AGREEMENTS

     On December 1, 1997, the Company entered into a 3 year consulting agreement with Vernon E. Gleasman, under which he is obligated to devote substantially all of his business and professional time to the Company and its Plan of Operation in the capacity of Consultant to the Company. Under such agreement, Mr. Vernon Gleasman shall receive an annual consulting fee of $150,000 and was granted an option to purchase 25,000 shares of the Company's Common Stock pursuant to the Company's 1998 Stock Option Plan conditioned upon shareholder approval of the 1998 Stock Option Plan.

     On December 1, 1997, the Company entered into a 3 year consulting agreement with James A. Gleasman, under which he is obligated to devote substantially all of his business and professional time to the Company and its Plan of Operation in the capacity of Consultant to the Company. Under such agreement, Mr. James A. Gleasman shall receive an annual consulting fee of $150,000 and was granted an option to purchase 25,000 shares of the Company's Common Stock pursuant to the Company's 1998 Stock Option Plan conditioned upon shareholder approval of the 1998 Stock Option Plan.

     On December 1, 1997, the Company entered into a 3 year consulting agreement with Keith E. Gleasman, under which he is obligated to devote substantially all of his business and professional time to the Company and its Plan of Operation in the capacity of Consultant to the Company. Under such agreement, Mr. Keith E. Gleasman shall receive an annual consulting fee of $150,000 and was granted an option to purchase 25,000 shares of the Company's Common Stock pursuant to the Company's 1998 Stock Option Plan conditioned upon shareholder approval of the 1998 Stock Option Plan.

     Each of the employment agreements and each of the consulting agreements contain customary covenants prohibiting the employee or the consultant, as the case may be, from disclosure of confidential information regarding the Company, its inventions and its products, and provisions confirming that all inventions conceived, made or developed by the employee or the consultant, as the case may be, and relating to the business of the Company constitutes the sole property of the Company. Each of the consulting agreements contains covenants restricting the consultant from engaging in any activities competitive with the business of the Company during the terms of such agreements and for a period of two years after termination. Each of the consulting agreements also contain a provision that the benefits provided thereunder continue even if the consultant were to become unable to perform services for the Company during its term.

1998 STOCK OPTION PLAN

     On December 1, 1997, the Company's Board of Directors adopted the Company's 1998 Stock Option Plan pursuant to which officers, directors, key employees and/or consultants of the Company may be granted incentive stock options and/or non-qualified stock options to purchase up to an aggregate of 2,000,000 shares of the Company's Common Stock. The Company intends to submit its 1998 Stock Option Plan to existing shareholders prior to the effective date of this Registration Statement.

     With respect to incentive stock options, the Plan provides that the exercise price of each such option must be at least equal to 100% of the fair market value of the Common Stock on the date that such option is granted (110% of fair market value in the case of shareholders who, at the time the option is granted, own more than 10% of the total outstanding Common Stock), and requires that all such options have an expiration date not later than the date which is one day before the tenth anniversary of the date of the grant of such options (or the fifth anniversary of the date of grant in the case of 10% shareholders). However, in the event that the option holder ceases to be an employee of the Company, such option holder's incentive options immediately terminate. Pursuant to the provisions of the Plan, the aggregate fair market value, determined as of the date(s) of grant, for which incentive stock options are first exercisable by an option holder during any one calendar year cannot exceed $100,000.

     With respect to non-qualified stock options, the Plan permits the exercise price to be less than the fair market value of the Common Stock on the date the option is granted and permits Board discretion with respect to the establishment of the terms of such options. Unless the Board otherwise determines, in the event that the option holder ceases to be an employee of the Company, such option holder's non-qualified options immediately terminate.

     In connection with their employment agreements, the Company's Board of Directors granted stock options under the 1998 Stock Option Plan to the Company's Named Executive Officers entitling them to purchase an aggregate of 380,000 shares of Common Stock, all of which provide for an exercise price of $5.00 per share, are exercisable on a cumulative basis at the rate of 20% per year beginning on January 1, 1998 and provide that the right to exercise the option in accordance with its terms shall survive the executive's termination of employment. Each option expires on December 31, 2007 and is conditioned upon shareholder approval of the Plan. In connection with their consulting agreements, the Board of Directors granted stock options under the 1998 Stock Option Plan to the Company's consultants entitling them to purchase an aggregate of 75,000 shares of Common Stock, all of which provide for an exercise price of $5.00 per share, are exercisable on a cumulative basis at the rate of 20% per year beginning on December 1, 1997 and provide that the right to exercise the option in accordance with its terms shall survive the consultant's termination of services. Each option expires on November 30, 2007 and is conditioned upon shareholder approval of the Plan.



ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


CERTAIN TRANSACTIONS


     As stated elsewhere in this Registration Statement, during the ten plus years prior to the incorporation of the Company, Vernon E., Keith E. and James
A. Gleasman invented and patented numerous improvements relating to drive mechanisms for tracked vehicles, transmissions, hydraulic pumps/motors, a unique form of gearing, universal joints, and constant velocity joints as disclosed in such patents. Upon the Company's incorporation, the Gleasmans assigned all their right, title and interest to and in such inventions and patents to the Company in exchange for the issuance of 16,464,400 shares of the Company's Common Stock and the agreement of the Company to pay the Gleasmans the sum of $365,000 for expenditures in the development of these inventions and products, the Gleasmans having agreed to waive and release the Company from payment of any other expenses that they incurred in the development of these inventions and products. The Board of Directors of the Company concluded that the value of the inventions, patents and patent applications assigned to the Company, as well as the value of the services rendered, had a value in excess of the par value of the number of shares transferred to the assignors and service providers, respectively. Shares issued are fully paid and nonassessable.

     Mr. Morton A. Polster, a director of the Company and its Secretary, has been Patent Counsel to the Gleasman family since 1989 and has been in charge of the preparation and execution of the Gleasmans' and now the Company's U.S. and international patent protection. Mr. Polster received 291,600 shares of the Company's Common Stock at the inception of the Company.

     See Page 13 of this Registration Statement for a discussion of the lease/service contract entered into between the Company and Joseph L. Neri, Sr., who owns 95,000 shares of the Common Stock of the Company.

     On February 11, 1997, the Company entered into a consulting agreement to retain LT Lawrence & Co., Inc. on a nonexclusive basis as a financial consultant for a period of three years. Under the agreement, the consultant will assist the Company in developing, studying and evaluating financing, merger and acquisition proposals, assist the Company in obtaining short and long-term financing and serve as a liaison between the Company and individuals and financial institutions in the investment community, such as security analysts, portfolio managers and market makers. As compensation, the Company issued an aggregate 1,000,000 shares of its Common Stock to the consultant's principals and granted the same persons 500,000 Consulting Warrants exercisable for a period of 5 years, commencing upon the consummation of this Offering, at an exercise price equal to the initial public offering price. If 50% or more of the Company's assets or Common Stock is acquired by a third party during the 5 year Consulting Warrant term, the exercise price shall be $1.50. In the event that the Representative originates an acquisition or merger transaction to which the Company is a party, LT Lawrence & Co., Inc. will also be entitled to receive a finder's fee in consideration for origination of such transaction.

     The Company has agreed to register, at the request of the holders of a majority of the 1,000,000 shares and/or the 500,000 Consulting Warrants and at Company expense, the shares and/or the shares of Common Stock underlying the Consulting Warrants under the Securities Act on one occasion during the Consulting Warrant term and to include such underlying shares in any registration statement that is filed by the Company during the Consulting Warrant term and for two years after its expiration.

     Each of consultant's principals have agreed not to offer, sell, assign, pledge or transfer any of such shares of Common Stock or the shares of Common Stock underlying the Consulting Warrants for a period of 12 months from the date of this Registration Statement.

     Certain officers, directors and consultants may engage in transactions with the Company in the ordinary course of the business of the Company. It is expected that the terms and conditions of such transactions will be substantially the same as similar transactions with unrelated parties.

     Other than as described herein, and other than as described in Part I, Item 6, there have been no material transactions, series of similar transactions or currently proposed transactions to which the Company was or is a party, in which the amount invested exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.



ITEM 8.   DESCRIPTION OF SECURITIES.

COMMON STOCK
     The Company is authorized to issue 40,000,000 shares of Common Stock, $.01 par value per share, of which 20,673,496 shares are currently issued and outstanding. Once issued for consideration, the shares of Common Stock are not
subject to assessment or call.   The following summary description of the Common
Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation, as amended, a copy of which is included as an exhibit to the Company's Registration Statement.

     The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting with respect to the election of directors, which means that the holders of more than 50% of the outstanding shares of Common Stock can elect all of the Company's directors if they choose to do so and, in such event, the holders of the remaining shares would not be able to elect any directors. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of all liabilities. Holders of the Common Stock do not have subscription, redemption or conversion rights, nor do they have any preemptive rights. In the event the Company were to elect to sell additional shares of its Common Stock following this Offering, investors in this Offering would have no right to purchase such additional shares. As a result, their percentage equity interest in the Company would be diluted. All of the outstanding shares of Common Stock are, and the shares to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Certificate of Incorporation as amended from time to time, and to issue options and warrants for the purchase of such Common Stock, on such terms and conditions and for such consideration as the Board of Directors may deem appropriate without further stockholder action.

OUTSTANDING WARRANTS

     The Company has outstanding Consulting Warrants granting the holders the right to purchase up to an aggregate of 500,000 shares of Common Stock at a purchase price equal to the initial public offering price per share. The Consulting Warrants may be exercised on the date the Registration Statement filed with the Commission of which this Registration Statement is a part is declared effective by the Commission and shall expire five years thereafter. The Consulting Warrant holders are entitled to one demand and unlimited piggyback registration rights with respect to the underlying shares. See "Certain Transactions."

SHARES ELIGIBLE FOR FUTURE SALE

     As of the effective date of the Registration Statement, the Company will have issued and outstanding 20,673,496 shares of Common Stock. Of such shares, all 20,673,496 shares of Common Stock are restricted securities within the meaning of Rule 144 under the Securities Act and, in general, if held for at least one year, will be eligible for sale in the public market in reliance upon and subject to the limitations of Rule 144.

     In general under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an affiliate of the Company as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of shares beneficially owned for at least one year that does not exceed the greater of (i) one percent of the number of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. Furthermore, a person who is not deemed to have been an affiliate of the Company during the ninety days preceding a sale by such person and who has beneficially owned such shares for at least two years is entitled to sell such shares without regard to the volume, manner of sale, public information or notice requirements. Under Rule 144 (and subject to the conditions thereof), of the 20,673,496 shares of Common Stock outstanding as of the date of this Registration Statement, 20,453,594 will become eligible for sale beginning 90 days after the date of this Registration Statement and substantially all of the remaining 219,902 shares will become eligible for sale
as of January 30, 1999.   In addition, the Company has granted certain
registration rights with respect to 1,000,000 shares of Common Stock issued to certain principals of the LT Lawrence & Co., Inc. and with respect to the 500,000 shares of Common Stock underlying the Representative's Warrants and the Consulting Warrants, respectively. See "Certain Transactions."

     There has been no public market for the Company's securities. The Company cannot predict the effect, if any, that market sales of the Common Stock, or the availability of such shares for sale, will have on the market price prevailing from time to time. Nevertheless, sales by the existing stockholders of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices for the Company's securities. In addition, the availability for sale of substantial amounts of Common Stock acquired through the exercise of options or warrants could adversely affect prevailing market prices for the Common Stock.

     No prediction can be made as to the effect, if any, that sales of Common Stock and of Common Stock underlying outstanding options or warrants or the availability of such shares for sale in the public market will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market and/or upon the exercise of outstanding options and warrants after the restrictions described above lapse, or in the case of LT Lawrence & Co., Inc. after the exercise of its registration rights, could adversely effect prevailing market prices for the Common Stock and impair the ability of the Company to raise capital through an offering of its equity securities in the future.



                                    PART II


ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND

     OTHER SHAREHOLDER MATTERS.


(A)  MARKET INFORMATION


     Since the Company's incorporation in September, 1996, there has been no public market for the Company's Common Stock. The Company anticipates that upon the effectiveness of this Registration Statement, it will apply to have its Common Stock traded on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. ("NASD") and it is anticipated that upon such event, high and low bid and asked prices for the Company's Common Stock as reported by NASD will become available.

(B)  HOLDERS


     As of April 15, 1998, the Company had 113 shareholders of record.

(C)  DIVIDEND POLICY


     The Company has not paid any dividends to its shareholders since its inception. The declaration or payment of dividends, if any, to its shareholders is within the discretion of the Board of Directors of the Company and will depend upon the Company's earnings, capital requirements, financial condition and other relevant factors. The Board of Directors does not currently intend to declare or pay any dividends in the foreseeable future and intends to retain any earnings to finance the growth of the Company.

(D)  REPORTS TO SHAREHOLDERS


     The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements of the Securities Exchange Act of 1934.

(E)  TRANSFER AGENT AND REGISTRAR


     Continental Stock Transfer & Trust Company has been appointed as the Company's Transfer Agent and Registrar for its Common Stock.


ITEM 2.   LEGAL PROCEEDINGS.


     The Company is not a party to any pending , material legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. See "Management-Certain Proceedings Involving Consultants."



ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.


     None, not applicable


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     The following table provides information with respect to the sale of all "unregistered" and "restricted" securities sold by the Company since its incorporation in September, 1996, which were not registered under the Securities Act of 1933, as amended:

(a)  Sale of Shares Upon Company's Formation

     Upon its formation on September 27, 1996, the Company issued shares to the Company's founders, members of its initial Board of Directors, its initial officers, and to consultants and advisors who had from time to time assisted the Gleasmans with the development of their products and who were interested in joining with them to form the Company. The Company claimed exemption from registration for these sales under Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. The names of these persons, date of sale, number of shares sold and amount paid are as follows:



                        DATE OF       NO.        AMOUNT PAID
NAME OF STOCKHOLDER      SALE       SHARES

Gleasman, Keith E.    9-27-96           1.0    Founder's Shares

Gleasman, Vernon E.   9-27-96   5,488,133.0    Founder's Shares

Gleasman, Keith E.    9-27-96   5,488,133.0    Founder's Shares

Gleasman, James A.    9-27-96   5,488,133.0    Founder's Shares

Vogt, James M.        9-27-96     380,000.0           60,845.00

Polster, Morton A.    9-27-96     291,600.0           46,691.00

Oppenheimer, Robert   9-27-96      95,000.0           15,211.00

Jackson Investment    9-27-96     190,000.0           30,423.00

Sawyer, Lee           9-27-96     285,000.0           45,634.00

Cleaver, Derek        9-27-96     285,000.0           45,634.00

Martindale, Michael   9-27-96     190,000.0           30,423.00

Gleasman, David       9-27-96      95,000.0           15,217.00

Smith, Tim            9-27-96      47,500.0            7,607.00

McCracken, Peter      9-27-96      47,500.0            7,607.00

Neri, Joseph          9-27-96      95,000.0           15,211.00

Neri, Gerard J.       9-27-96     154,000.0           24,658.00

Dobbs, Herbert        9-27-96     380,000.0           60,845.00


(b)  November 18, 1996 Private Placement

     On November 18, 1996, the Company initiated a private placement of up to 1,000,000 shares of its $.01 par value common stock to institutional investors or persons of substantial means or substantial income who qualified as accredited investors as defined by Rule 501 of Regulation D promulgated under the 1933 Securities Act. The first sale pursuant to this offering occurred on January 7, 1997 and the offering terminated on October 5, 1997.

     Based upon completed investor questionnaires received by the Company in the offering, management believes all of the investors in this offering were either "accredited investors" as that term is defined under applicable federal and state securities laws, rules and regulations, or were persons who were by virtue of background, education and experience, either alone or through the aid and assistance of a personal representative, could accurately evaluate the risks and merits accordant to an investment of the securities of the Company. Further, all such persons were provided with access to all material information regarding the Company, prior to the offer or sale of these securities, and each had an opportunity to ask of and receive answers from directors, executive officers, attorneys and accountants for the Company. The offers and sales of the foregoing securities are believed to be exempt from the registration requirements of Section 5 of the 1933 Act pursuant to Section 4(2) thereof, and pursuant to and in accordance with Regulation D, Rule 505 promulgated thereunder, and from similiar states' securities laws, rules and regulations requiring the offer and sale of securities by available state exemptions from such registration.

     The names of the persons who purchased shares pursuant to the offering, date of sale, number of shares sold and amount paid are as follows:


   Name of Stockholder    Date of Sale      No. Shares        Amount Paid

Post, John A. II          1-7-97       3,000.0            4,500.00

Kettle, John              1-7-97       2,000.0            3,500.00

Testa, David R.           1-7-97       4,000.0            6,000.00

Jordan, William E.        1-7-97      10,000.0           15,000.00
and Janis E.

Bauer, Gerard R.          1-7-97       2,800.0            4,200.00
and Barbara

Post, Jack E.             1-7-97      10,000.0           15,000.00

Resch, David P.           1-7-97      13,000.0           19,500.00

Lawson, Alfred C.         1-7-97       6,000.0            9,000.00
and Audrey

Gale, Diane L.            1-7-97      10,000.0           15,000.00

Bonn, Kenneth Sr.         1-7-97       5,000.0            7,500.00

Liberty Systems           1-7-97       5,000.0            7,500.00

Warner, Greg              1-7-97      20,000.0           30,000.00

Husser, John D.           1-7-97       5,000.0            7,500.00

Bauer, Kimberly A.        1-7-97       2,000.0            3,000.00

Tallo, Gerard A.          1-7-97       4,500.0            6,750.00
and Sandra

Woodworth, Richard L.     1-7-97       3,334.0            5,001.00
and Essie M.

Cook, Clark               1-7-97      66,660.0          100,000.00

Brenner, Lloyd M.         1-7-97       3,333.3            5,000.00
and Wyllo

Miller, Gregory           1-7-97       2,500.0            3,750.00
and Mary Ann

Ellison, Deborah M.       1-7-97       3,333.0            5,000.00

Millet, Carol S.          1-7-97       1,000.0            1,500.00

Millet, David J.          1-7-97       7,000.0           10,500.00

Maker, Christine M.       1-7-97       2,000.0            3,000.00

Hampton, William R.       1-7-97       6,666.0           10,000.00
and Shirley

DeManincor, Daniel        1-7-97       6,667.0           10,000.00
and Donna

Visconte, Joseph J.       1-7-97       9,334.0           14,001.00
and Diane M.

Visconte, Joseph D.       1-7-97       6,667.0           10,000.00
and Irene M.

Lyles, James and          2-5-97       5,000.0            7,500.00
Nancy

Webster, Odgen H.         2-5-97       6,667.0           10,000.50

Gysel, Charles P.         2-5-97       3,333.3            5,000.00
and Jeri

Dailey, Kenneth P.        2-5-97       6,666.0           10,000.00
and Marcia

Radford, Gary             2-5-97       4,000.0            6,000.00

Schmidt, Stephen and      2-5-97       4,600.0            6,900.00
Patricia

Case, Theodore D.         2-5-97       4,000.0            6,000.00

Mihevc, Mayda             2-5-97      10,000.0           15,000.00

Hanson, James R. and      2-5-97      10,000.0           15,000.00
Portia P.

Williams, Fred            2-5-97       2,000.0            3,000.00

Miller, Michael T.        2-5-97       2,000.0            3,000.00

Galusha, Gloria           2-5-97       5,000.0            7,500.00

Weinstein, Eugene A.      2-5-97       4,000.0            6,000.00

Nygard, Kirsten Erica     2-5-97         700.0            1,050.00

Hubbard, Gary A.          2-24-97      3,334.0            5,001.00

Schmidt, Stephen and      2-24-97      1,666.0            2,500.00
Patricia

Schmidt, Pete W. and      2-24-97      4,666.0            7,000.00
Lorraine J.

Gerace, Vincent J.        2-24-97      4,000.0            6,000.00

Warner, W. Greg           2-24-97     20,000.0           30,000.00

Warner, W. Greg           2-25-97     20,000.0           30,000.00

Sevene, Paul H. Jr.       2-25-97      1,334.0            2,001.00
and Dalessando, Paul

Marvek Investments, Inc.  2-25-97     10,667.0           16,000.50

Resch, David P.           6-1-97      15,000.0           22,500.00

Marvek Investments        6-1-97      15,000.0           22,500.00

Post, Jack E.             6-1-97       5,000.0           15,000.00

Lawson, Alfred C. and     6-1-97       2,500.0            7,500.00
Audrey F.

Canan, Patricia L.        6-1-97       2,500.0            7,500.00

Martin, Henry A. and      6-1-97       2,000.0            6,000.00
Annabelle V.

Polster, Keith A. and     6-1-97      16,000.0           48,000.00
Theresa

Polster, Evan D.          6-1-97       2,000.0            6,000.00

Polster, Mark S.          6-1-97       1,000.0            3,000.00

Runberg, Jon E.           6-1-97         500.0            1,500.00

Sharpe, Joanne L.         6-1-97         500.0            1,500.00

Sharpe, Larissa M.        6-1-97         500.0            1,500.00

Hampton, William R.       6-1-97       1,667.0            5,000.00
and Shirley

Martindale, Michael and   6-1-97      16,000.0           48,000.00
Dorothy

Miller, Michael T. and    6-1-97       1,000.0            3,000.00
Elizabeth J.

Stendardo, Joseph G. and  6-1-97       3,500.0           10,500.00
Ellicot, Laurie B.

Cook, Clark W.            6-1-97       1,000.0            3,000.00

Ramsey, Christine E.      6-1-97       1,000.0            3,000.00

Ramsey, Donald W. and     6-1-97       1,000.0            3,000.00
Suzanne M.

Miller, Gregory J. and    6-1-97       1,000.0            3,000.00
Mary Ann

Weinstein, Eugene         6-1-97       2,000.0            6,000.00

Post, John A.             6-1-97       2,500.0            7,500.00

Radford, G. Gary and      6-1-97       1,000.0            3,000.00
Patricia M.
(Living Trust)

Millet, David J.          6-1-97       3,000.0            9,000.00

Runberg, Jon and          6-1-97       1,000.0            3,000.00
Janet

Maker, Christine          6-1-97       1,000.0            3,000.00

Siconolfi, Samuel A.      7-25-97      1,667.0            5,001.00
and Mary

Siconolfi, Gary A.        7-25-97      6,667.0           20,000.00

Flammia, James M. Sr.     7-25-97      1,667.0            5,001.00

Lunn, Robert J. and       7-25-97      1,667.0            5,001.00
Paul L.

Alberti, Joseph           7-25-97      1,667.0            5,001.00

Gabel, Donald W. and      7-25-97      5,000.0            7,500.00
Dora N.

R.L.T. Associates, Inc.   7-25-97      5,000.0            7,500.00

Elting, Arthur S. and     7-25-97      1,000.0            3,000.00
Marilyn M.

Dreyer, Charles           7-25-97      1,000.0            3,000.00

Pastore, Carl P.          7-25-97      1,000.0            3,000.00

Dickinson, Jerry B.       7-25-97      1,000.0            3,000.00

Bradia, David Jr.         8-1-97      12,000.0           36,000.00

Toscano, Joseph           9-1-97       1,667.0            5,001.00

Ray, Larry G. and         9-1-97       2,000.0            6,000.00
Rebecca M.

Rogers, Mark              9-1-97       1,500.0            4,500.00

Abelove, David            9-1-97      20,000.0           60,000.00

Hopson, Bradford J.       9-1-97       1,700.0            5,100.00

Giosio, Angelo            9-1-97       1,700.0            5,100.00

Howard Norvasel Trust     9-1-97      20,000.0           60,000.00

MLPF&S f/b/o M. Mihevc    9-1-97      10,000.0           30,000.00

Richter, Douglas C. and  10-1-97       2,000.0            6,000.00
Jean S.

Miller, Russell S.       10-1-97       2,000.0            6,000.00

Whitehead, James A. and  10-1-97       1,000.0            3,000.00
Susan S.

Gleasman, Jason          10-1-97         500.0            1,500.00

Gleasman, Patricia       10-1-97         500.0            1,500.00

Gleasman, Howard and     10-1-97       1,000.0            3,000.00
Patricia

Kane, Clifford and       10-1-97       2,000.0            3,000.00
Jill

Paul, James R.           10-5-97       1,000.0            3,000.00

Dolan, Brendan           10-5-97       1,000.0            3,000.00



(c)  Privately Negotiated Transactions

     On April 15, 1997, the Company issued 1,000,000 shares of its $.01 par value common stock to certain principals of LT Lawrence & Co., Inc.
as compensation pursuant to the terms of a nonexclusive financial consulting agreement entered into on February 11, 1997.

     On December 30, 1997, the Company sold 100,000 and 10,000 shares to two individual accredited investors, respectively, in privately negotiated transactions. On March 13, 1998, the Company sold 1,000 shares to its Chief Financial Officer.

     The Company claimed exemption from registration for these sales under
Section 4(2) of the 1933 Act as transactions by an issuer not involving a public offering. The names of these persons, date of sale, number of shares sold and amount paid are as follows:


   Name of Stockholder      Date of Sale        No. of Shares      Amount Paid

Principato, Lawrence     4-15-97             250,000.0           10.00

Roberti, Todd            4-15-97             250,000.0           10.00

Paone, Richard J.        4-15-97             250,000.0           10.00

Gold, Joel               4-15-97             125,000.0           10.00

Toto, James              4-15-97             125,000.0           10.00


   Name of Stockholder    Date of Sale          No. Shares       Amount Paid
Bunner, Robert B. IRA    12-30-97              10,000.0       30,000.00

Horton, Robert C.        12-30-97             100,000.0      300,000.00

Bronsky, Samuel M.       3-13-98                1,000.0        3,000.00



ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Certificate of Incorporation of the Company provides for elimination or limitation of personal liability of directors to the Company or its shareholders for money damages for conduct as a director, except that in accordance with New York law, a director's liability cannot be eliminated or limited for conduct which constitutes a breach of the director's duty of loyalty to the Company or its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for any unlawful distribution or transaction involving improper personal benefit.

     The Certificate of Incorporation of the Company further provides for indemnification of officers and directors for expenses incurred in connection with any proceeding to which a person is made a party by reason of the fact that the person was serving as an officer or director of the Company or any of its subsidiaries, or of any other entity at the request of the Company, provided that such person acted in good faith, did not engage in intentional misconduct, and, with respect to any criminal action, did not know the conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PART F/S

         I
Index to Financial Statements
                                                  Page
                                                  ----
   Independent Auditors' Report                    F-2
Financial Statements
Balance sheet as of December 31, 1997              F-3
Statements of operations for the year ended        F-4
December 31, 1997 and for the periods from
September 25, 1996 (inception) through December
31, 1996 and September 25, 1996 (inception)
through December 31, 1997
Statements of changes in stockholders' equity for  F-5
the year ended December 31, 1997 and for the
period from September 25, 1996 (inception)
through December 31, 1996
Statements of cash flows for the year ended        F-6
December 31, 1997 and for the periods from
September 25, 1996 (inception) through December
31, 1996 and September 25, 1996 (inception)
through December 31, 1997
Notes to financial statements                      F-7










       INDEPENDENT AUDITORS' REPORT
       Board of Directors and Stockholders
       Torvec, Inc.

       We have audited the accompanying balance sheet of Torvec, Inc., (a development stage company), as of December 31, 1997, and the related statements of operations and cash flows for the year ended
       December 31, 1997 and for the periods from September 25, 1996 (inception) through December 31, 1996 and September 25, 1996 (inception) through December 31, 1997 and changes in stockholders' equity for the year ended December 31, 1997 and the period from September 25, 1996 (inception) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Torvec, Inc. as of December 31, 1997 and the results of its operations and its cash flows for the year ended December 31, 1997 and for the periods from September 25, 1996 through December 31, 1996 and from
       September 25, 1996 through December 31, 1997 in conformity with generally accepted accounting principles.

       The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has incurred net losses and is not generating cash flows from operating activities to sustain its operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

       As described in Note G(3), the principal stockholders are involved in an arbitration proceeding relating to certain technology which they contributed to the Company at its formation.

       /S RICHARD A. EISNER & COMPANY, LLP
       ------------------------------------
       Richard A. Eisner & Company, LLP
       New York, New York
       March 4, 1998


       TORVEC, INC.
       (a development stage company)

       Balance Sheet
       December 31, 1997


   ASSETS
Current assets:
Cash                                                    $147,000
Other current assets (Note G(1))                          53,000
Subscriptions receivable (Note F(4))                     180,000
                                                        --------
Total current assets                                     380,000
                                                        --------
Equipment (Note B(1)):
Office equipment                                           5,000
Transportation equipment                                  24,000
                                                        --------
                                                          29,000
Less accumulated depreciation                             (3,000)
                                                        --------
Net equipment                                             26,000
                                                        --------
Other Assets:
  Deposits (Note G(1))                                   111,000
  Deferred offering costs (Note F(3))                     60,000
                                                        --------
                                                         171,000
                                                        --------
                                                        $577,000
                                                        ========
LIABILITIES
Current liabilities:
Accounts payable and accrued expenses (Note E)           $73,000
                                                         -------
Commitments and other matter (Note G)
STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 40,000,000 shares
authorized, 20,672,496 issued and
outstanding                                              207,000
Additional paid-in capital                             2,991,000
Unearned compensatory stock options                   (1,283,000)
Deficit accumulated during the development stage      (1,411,000)
                                                      ----------
Total stockholders' equity                               504,000
                                                      ----------
                                                        $577,000
                                                      ==========


       See notes to financial statements


       TORVEC, INC.
       (a development stage company)

       Statements of Operations
                                                    September     September
                                                     25, 1996      25, 1996
                                                     (Inception)  (Inception)
                                         Year Ended  Through      Through
                                         December    December     December
                                         31, 1997    31, 1996     31, 1997
       Cost and expenses:
       Research and development           $201,000     $22,000       $223,000
       General and administrative          721,000     467,000      1,188,000
       Net loss                          $(922,000)  $(489,000)   $(1,411,000)

       Basic and diluted loss per           $(0.05)     $(0.03)
       common share


       Weighted average number of
       shares of common
       stock - basic and diluted        20,320,000  18,668,000
       (Note B(4))




                                                                                       Deficit
                                                                        Unearned       Accumulated
                                                            Additional  Compensatory   During the      Total
                                      Common Stock          Paid-in     Stock and      Development   Stockholders'
                                  Shares        Amount      Capital      Options       Stage         Equity
Issuance of shares
to founders                     16,464,400        $165,000 $(165,000)                                       $0
Issuance of stock
for services                     2,535,600          25,000    381,000                                  406,000
Sale of common stock -              64,600           1,000     96,000                                   97,000
November
($1.50 per share)
Sale of common stock -             156,201           1,000    233,000                                  234,000
December
($1.50 per share)
Distribution to founders                                      (27,000)                                 (27,000)
(Note A)
Net loss                                                                              $(489,000)     (489,000)
                                                                                       ---------      --------
Balance - December 31, 1996     19,220,801         192,000    518,000                  (489,000)       221,000
Issuance of compensatory stock   1,000,000          10,000  1,490,000 $(1,500,000                            0
(Note C(1))                                                                      )
Issuance of stock for services      12,000                     18,000                                   18,000
Sale of common stock - January      58,266           1,000     86,000                                   87,000
($1.50 per share)
Sale of common stock - February     75,361           1,000    112,000                                  113,000
($1.50 per share)
Sale of common stock - May          30,000                     45,000                                   45,000
($1.50 per share)
Issuance of stock for services       2,000                      6,000                                    6,000
Sale of common stock - June         73,166           1,000    219,000                                  220,000
($3.00 per share)
Sale of common stock - July         13,335                     40,000                                   40,000
($3.00 per share)
Sale of common stock - August       60,567           1,000    181,000                                  182,000
($3.00 per share)
Sale of common stock -September     10,000                     30,000                                   30,000
($3.00 per share)
Sale of common stock - October       7,000                     21,000                                   21,000
($3.00 per share)
Sale of common stock - November     10,000                     30,000                                   30,000
($3.00 per share)
Sale of common stock - December    100,000           1,000    299,000                                  300,000
($3.00 per share)
Issuance of compensatory                                      234,000     (234,000)                           0
options to consultants (Note F(2))
Compensatory stock and options                                             451,000                     451,000
earned
Distributions to founders                                   (338,000)                                (338,000)
(Note A)
Net loss                                                                               (922,000)     (922,000)
                                                                                        --------      --------


Balance - December 31, 1997     20,672,496        $207,000 $2,991,000  $(1,283,000)   $(1,411,000)      $504,000


















       Statements of Cash Flows



TORVEC, INC.
(a development stage company)
Notes to Financial Statements
December 31, 1997

                                                   September    September
                                                    25, 1996     25, 1996
                                                  (Inception)   (Inception)
                                    Year Ended     Through       Through
                                    December 31,   December 31,  December 31,
                                       1997         1996           1997
Cash flows from operating
activities:
Net loss                            $(922,000)    $(489,000)    $(1,411,000)
Adjustments to reconcile net loss
to net cash used in
operating activities:
Depreciation and amortization            3,000                         3,000
Common stock issued for services                     406,000         406,000
Contribution of services                24,000                        24,000
Compensation expense attributable
to common
stock options                          451,000                       451,000
Changes in:
Other assets                         (164,000)                     (164,000)
Accounts payable and accrued            59,000                        59,000
expenses
Net cash used in operating           (549,000)      (83,000)       (632,000)
activities                            --------       -------        --------
Cash flows from investing
activities:
Purchase of equipment                 (29,000)                      (29,000)
                                       -------                       -------
Cash flows from financing
activities:
Net proceeds from sales of common      888,000       331,000       1,219,000
stock
Distributions                        (338,000)      (27,000)       (365,000)
Offering cost expenditures            (46,000)                      (46,000)
                                       -------                       -------
Net cash provided by financing         504,000       304,000         808,000
activities
Net increase (decrease) in cash       (74,000)       221,000         147,000
Cash at beginning of period            221,000

Cash at end of period                 $147,000      $221,000        $147,000


Supplemental disclosure of noncash
investing and
financing activities:
Accrued offering costs                 $14,000                       $14,000


       TORVEC, INC.
       (a development stage company)
       Notes to Financial Statements
       December 31, 1997

       NOTE A - THE COMPANY
       TORVEC, INC. (THE "COMPANY") WAS INCORPORATED IN NEW YORK ON
       SEPTEMBER 25, 1996. THE COMPANY WHICH IS IN THE DEVELOPMENT STAGE, SPECIALIZES IN AUTOMOTIVE TECHNOLOGY. IN SEPTEMBER 1996, THE COMPANY ACQUIRED NUMEROUS PATENTS, INVENTIONS AND KNOW-HOW (THE "TECHNOLOGY") CONTRIBUTED BY VERNON E. GLEASMAN AND MEMBERS OF HIS FAMILY (THE "GLEASMANS") (SEE NOTE G(3)). THE COMPANY INTENDS TO DEVELOP AND DESIGN SPECIFIC APPLICATIONS FOR THIS TECHNOLOGY RELATING TO STEERING DRIVES FOR TRACKER VEHICLES, INFINITELY VARIABLE TRANSMISSIONS, HYDRAULIC PUMPS AND MOTORS AND CONSTANT VELOCITY JOINTS AND SPHERICAL GEARINGS. AS CONSIDERATION FOR THIS CONTRIBUTED TECHNOLOGY, THE COMPANY ISSUED 16,464,400 SHARES OF COMMON STOCK AND $365,000 TO THE GLEASMANS. IN SEPTEMBER 1996, THE COMPANY ISSUED 2,535,600 SHARES OF COMMON STOCK (VALUED AT $406,000) TO INDIVIDUALS AS CONSIDERATION FOR THE COST OF SERVICES AND FACILITIES PROVIDED IN ASSISTING WITH THE DEVELOPMENT OF THIS TECHNOLOGY.
       For the period from inception through December 31, 1997, the Company has accumulated a deficit of $1,411,000, and has been dependent upon equity financing to meet its obligations and sustain operations.
       These factors raise substantial doubt about the Company's ability to continue as a going concern. In order to continue its operations, the Company is seeking additional financing by means of an offering of securities (see Note F(3)). However, there is no assurance that the Company will complete its proposed securities offering or that it can obtain adequate additional financing from other sources or that products will be developed which will be commercially successful, or that profitable operations can be attained. The financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of the above uncertainty.

       NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       (1)  Equipment:
       Equipment is stated at cost less accumulated depreciation.
       Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from five to seven years.
       (2) Research and development and patents:
       Research and development costs and patent expenses are charged to operations as incurred.
       (3) Use of estimates:

       TORVEC, Inc.
       (a development stage company)
       Notes to Financial Statements
       December 31, 1997

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
       (1) Loss per share of common stock:
       The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," in the year ended December 31, 1997 and has retroactively applied the effects thereof for all periods presented. Accordingly, the presentation of per share information includes calculations of basic and dilutive loss per share. Additionally, pursuant to the Securities and Exchange Commission's Staff Accounting Bulletin No. 98, issuances of common shares and potential common shares issued for nominal consideration during the periods covered by statements of operations that are included in the registration statement and in subsequent filings with the SEC are reflected in the computation of loss per share in a manner similar to a stock split or stock dividend.
       (2) Fair value of financial instruments:
       The carrying value of cash and accrued expenses approximates their fair value due to the short maturity of those instruments.
       (3) Stock-based compensation:
       Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to account for its employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock. Stock options granted to nonemployees for goods or services are measured using the fair value of these options and such costs are included in operating results as an expense.
       (4) Recently issued accounting pronouncements:


       TORVEC, INC.
       (a development stage company)
       Notes to Financial Statements
       December 31, 1997

       In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure"; No. 130, "Reporting
       Comprehensive Income" and No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has not yet determined if the above pronouncements will have a significant effect on the information presented in the financial statements.

       NOTE C - RELATED PARTY TRANSACTIONS
       (1) In February 1997, the Company entered into a three year consulting agreement with LT Lawrence (the "Consultant") whereby the Consultant will provide financial consulting services and assistance in obtaining financing as well as other services. In consideration thereof, members of the Consultant received an aggregate of 1,000,000 shares of common stock for $50 and warrants to purchase an additional 500,000 shares of common stock (see Note F(1)). The Company valued the shares of common stock at $1.50 per share.


       TORVEC, INC.
       (a development stage company)
       Notes to Financial Statements
       December 31, 1997

       NOTE C - RELATED PARTY TRANSACTIONS  (CONTINUED)
       (1) (continued)
       In the event the Consultant provides the Company with interested parties who effect debt or equity financing, the Agreement provides for compensation based on a percentage of the consideration received as defined in the Agreement.
       (2) On December 1, 1997, the Company entered into three year consulting agreements with three members of the Gleasman family whereby each will provide technical services to the Company in exchange for compensation of $12,500 each per month. In addition, the Company granted them options to purchase a total of 75,000 shares of common stock at an exercise price of $5.00 per share (Note F(2)). For the year ended December 31, 1997, the Company incurred expenses amounting to approximately $45,000 in connection with these agreements. Prior to December 1997, one member of the Gleasman family provided consulting services to the Company. Amounts charged to operations for the year ended December 31, 1997 and for the period ended December 31, 1996 were approximately $55,000 and $18,000, respectively.
       (3) For the period September 25, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997 approximately $4,000 and $116,000, respectively, were charged to operations for services provided by two law firms, each of which has a partner who is a stockholder of the Company. At December 31, 1997, the Company owed $14,000 to one of these firms which is included in accounts payable.

       NOTE D - INCOME TAXES
       The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
       At December 31, 1997, the Company has available $223,000 of net operating loss carryforwards to offset future taxable income tax expiring through 2012.
       At December 31, 1997, the Company has a deferred tax asset of approximately $88,000 representing the benefits of its net operating loss carryforward and a deferred tax asset of $466,000 from temporary differences, principally compensatory stock and stock options not currently deductible and certain operating expenses which have been capitalized as start-up costs for federal income tax purposes. The total of these deferred tax assets has been fully reserved by a valuation allowance since realization of their benefit is uncertain.


       TORVEC, INC.
       (a development stage company)
       Notes to Financial Statements
       December 31, 1997

       A reconciliation between the actual income tax benefit and income taxes computed by applying the federal income tax rate of 34% to the net loss is as follows:



TORVEC, INC.
(a development stage company)
Notes to Financial Statements
December 31, 1997

                                                          Period
                                                          from
                                                       September 26,
                                                          1996
                                                       (Inception)
                                          Year Ended     Through
                                          December 31,  December 31,
                                              1997          1996

     Computed federal income tax           $(313,000)    $(166,000)
     (benefit) at 34% rate
     State tax (benefit), net of federal     (49,000)      (26,000)
     tax benefit
     Valuation allowance                     362,000       192,000


                                                  $0            $0



       TORVEC, INC.
       (a development stage company)
       Notes to Financial Statements
       December 31, 1997



       TORVEC, INC.
       (a development stage company)
       Notes to Financial Statements
       December 31, 1997

       NOTE D - INCOME TAXES (CONTINUED)

       THE INTERNAL REVENUE CODE CONTAINS PROVISIONS WHICH MAY LIMIT THE UTILIZATION OF THE NET OPERATING LOSS CARRYFORWARD AVAILABLE IN ANY GIVEN YEAR IF SIGNIFICANT CHANGES OCCUR IN STOCKHOLDER OWNERSHIP INTERESTS. IF THE PROPOSED OFFERING DISCUSSED IN NOTE F(3) TO THE FINANCIAL STATEMENTS IS CONSUMMATED, THE AMOUNT OF CARRYFORWARD AVAILABLE IN ANY GIVEN YEAR COULD BE LIMITED.
       Note E - Accounts Payable and Accrued Expenses
       At December 31, 1997, accounts payable and accrued expenses consist of the following:

                Professional fees  (Note C(3))         $14,00
                                                            0
             Trade payables                            21,000
             Consulting (Note C(2))                    38,000
                                                      -------
                                                      $73,000
                                                      =======

       NOTE F - STOCKHOLDERS' EQUITY

       (1) Warrants:

       In April 1997, the Company granted an aggregate of 500,000 warrants to five employees of the Consultant (see Note C(1)). The warrants are exercisable into common stock at the initial public offering
       (the "IPO") price and are exercisable for five years from the date the Company's IPO is declared effective ("warrant term"). However, if fifty percent or more of either the Company's assets or its common stock is acquired by another entity or group during the warrant term, the exercise price shall be $1.50.

       The Company will record a charge to operations representing the fair value of the warrants when the IPO is declared effective.

       (2) Stock options:

       In December 1997, the Board of Directors of the Company, subject to stockholder approval approved a Stock Option Plan (the "Plan") which provides for the granting of up to 2,000,000 shares of common stock, pursuant to which officers, directors, key employees and key consultants/advisors are eligible to receive incentive, nonstatutory or reload stock options. Options granted under the Plan are


       TORVEC, INC.
       (a development stage company)
       Notes to Financial Statements
       December 31, 1997

       exercisable for a period of up to 10 years from date of grant at an exercise price which is not less than the fair value on date of grant, except that the exercise period of options granted to a stockholder owning more than 10% of the outstanding capital stock may not exceed five years and their exercise price may not be less than 110% of the fair value of the common stock at date of grant. Options generally vest over five years.

       In connection with certain consulting agreements (see Note C(2)) the Company granted an aggregate of 75,000 nonqualified options to purchase common stock under the Plan at an exercise price of $5.00 per share. The options vest 20% per annum and are exercisable through November 30, 2007. The Company valued these options at $234,000 using the Black-Scholes Option pricing model with the following weighted average assumptions for the year ended December 31, 1997: risk-free interest rate of 5.91%, dividend yield 0%, volatility 40% and expected life for options granted for 10 years. The options are being amortized over the term of the consulting agreements. At December 31, 1997 these options had a remaining life of 121 months.

       NOTE F - STOCKHOLDERS' EQUITY  (CONTINUED)

       (2) Stock options:  (continued)

       In connection with employment agreements which commence upon the date the IPO is declared effective, (Note G(2)) the Company granted 380,000 options under the Plan at an exercise price of $5.00 per share. The options are exercisable for a period of ten years from January 1, 1998 and vest 20% per annum.
       At December 31, 1997, 1,545,000 options are available under the Plan.

       (3) Proposed offering:

       The Company anticipates offering its securities in a private placement. There is no assurance that such offering will be consummated. In connection therewith the Company anticipates incurring substantial expenses which, if the offering is not consummated, will be charged to expense.

       (4) Subscriptions receivable:

       At December 31, 1997, the Company had subscriptions receivable for 70,000 shares of common stock which was subsequently collected.
       (5) Noncash transaction:
       During 1997, the Company granted 12,000 and 2,000 shares of common stock for services provided. The Company valued the shares at their fair value of $1.50 and $3.00 per share, respectively.


       TORVEC, INC.
       (a development stage company)
       Notes to Financial Statements
       December 31, 1997

       Note G - Commitments and Other Matter

       (1) Lease:

       In January 1998 the Company entered into an agreement with a stockholder/landlord, which is effective upon the date that the proceeds of an IPO are received to lease land and a building for one year at $52,500 per month. The agreement provides for four one year renewal periods at the Company's option. In addition, pursuant to this agreement the landlord will provide labor, utilities and equipment under the terms of the lease. The Agreement also provides for the purchase of land adjacent to the leased premises for one year after the effective date of the lease for $350,000.

       The Company paid approximately $53,000 representing the first month's rent, which is reflected as a current asset at December 31, 1997, and approximately $111,000 representing the last month's rent and two-twelfths of the purchase price of the land which is reflected as noncurrent assets at December 31, 1997.

Note G - Commitments and Other Matter (continued)

(2) Employment agreements:

The Company has entered into three employment agreements for a period of three years, commencing on the first day of the month in which the Company receives the proceeds from an IPO.
Two agreements each provide for salaries of $150,000 per year. One agreement provides for a salary of $240,000 in the first year, $252,000 in the second year and $264,000 in the third year and provides for a minimum bonus of $15,000 per quarter for the duration of the agreement.

(3) Arbitration:

During 1997 certain members of the Gleasman faimly were named in a lawsuit seeking monetary damages of $750,000 relating to the development of certain technology and related matters. The court stayed all aspects of the litigation and directed the parties to arbitrate such matters in dispute.
The Company has not been named as a defendant in this action. In the event the claimants prevail, it could adversely affect the Company's rights to, and exclusive ownership of, certain technology. The Gleasmans believe that the claims are without merit. Management's preliminary assessment of this situation has resulted in a determination that the likelihood of an unfavorable outcome is less than probable and that the ultimate outcome of this matter will not have material adverse effect on the results of operations or financial position of the Company.



                                TORVEC, INC.
                       (A Development Stage Company)
                          CONDENSED BALANCE SHEET
                    June 30, 1998 and December 31, 1997


                                           June 30, 1998       Dec. 31, 1997
                                         (Unaudited)
     ASSETS
CURRENT ASSETS
   Cash                                   $   125,000     $   147,000
   Other current asset                         53,000          53,000
   Subscriptions receivable                         0         180,000
                                          -----------     -----------
     Total Current Assets                     178,000         380,000
PROPERTY AND EQUIPMENT
   Office equipment                             5,000           5,000
   Transportation equipment                    53,000          24,000
                                          -----------     -----------
                                               58,000          29,000
   Less:  accumulated depreciation              5,000           3,000
                                          -----------     -----------
                                               53,000          26,000

OTHER ASSETS                                  111,000         171,000
                                          -----------     -----------
Total Assets                              $   342,000         577,000
                                          ===========     ===========

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Current maturities of long-term debt   $     9,000     $         0
   Accounts payable and accrued expenses       63,000          73,000
                                          -----------     -----------
     Total Current Liabilities                 72,000          73,000

LONG-TERM LIABILITIES
   Long term debt, net of current maturities   19,000               0

STOCKHOLDERS' EQUITY
   Common stock, $.01 par value, 40,000,000
    shares authorized, 20,737,016 and 20,672,496
    issued and outstanding at June 30, 1998
    and December 31, 1997 respectively        207,000         207,000
   Additional paid in capital               3,253,000       2,991,000
   Unearned compensatory stock options       (994,000)     (1,283,000)
   Accumulated deficit                     (2,215,000)     (1,411,000)
                                           ----------       ---------
      Total Stockholders' Equity              251,000         504,000
                                           ----------       ---------
      Total Liabilities and Stockholders'
       Equity                              $  342,000       $ 577,000
                                           ==========       =========
See Notes to Financial Statements

                                  TORVEC, INC.
                          (A Development Stage Company)
                        CONDENSED STATEMENT OF OPERATIONS
                 For the Six Months Ended June 30, 1998 and 1997


                                           June 30, 1998       June 30, 1997
                                         (Unaudited)        (Unaudited)

COSTS AND EXPENSES:
   Research and development              $   271,000        $    46,000
   General and administrative                533,000            330,000
                                         -----------        -----------
        Net Loss                         $   804,000        $   376,000
                                         ===========        ===========

Basic and Diluted Loss Per Share         $    (0.04)        $    (0.03)
                                         ===========        ===========

Weighted average number of shares of
   common stock - basic and diluted       20,688,000         14,093,000
                                         ===========        ===========










See Notes to Financial Statements


                                    TORVEC, INC.
                           (A Development Stage Company)
                CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
                     For the Six Months Ended June 30, 1998
                                    (Unaudited)

                                                                    Additional
                                                                    Paid in
                                   Num. of shares    Par Value      Capital

Outstanding at December 31, 1997    20,672,496       $  206,000    $2,991,000
Shares issued Jan 1, 1998 through
 June 30, 1998 net of expenses of
 $60,000                                64,520            1,000       262,000
                                    ----------       ----------    ----------
  Outstanding at June 30, 1998      20,737,016       $  207,000    $3,253,000
                                    ==========       ==========    ==========


                                    Unearned
                                    Compensatory     Accumulated
                                    Stock              Deficit

Balance at December, 1997           $(1,283,000)     $(1,411,000)
Compensatory stock options earned       289,000                0
Loss for six months                           0          804,000
                                     ----------       ----------
Balance at June 30, 1998            $  (994,000)     $(2,215,000)
                                     ==========       ==========







See Notes To Financial Statements

                              TORVEC, INC.
                    (A Development Stage Company)
                  CONDENSED STATEMENT OF CASH FLOWS
            For the Six Months Ended June 30, 1998 and 1997

                                              June 30, 1998      June 30, 1997
                                             (Unaudited)        (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                 $  (804,000)        $  (376,000)
   Adjustments to reconcile net income to net
    cash provided by operating activities:
     Depreciation                                 2,000                   0
     Amortization of unearned compensatory
      Stock                                     289,000             195,000
   Changes in other current assets and
    current liabilities:
     Decrease in accrued expenses               (10,000)                  0
                                           -------------         ----------
      Net cash flows (used in) operating
       activities                              (523,000)           (181,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment           (29,000)                  0
                                           -------------         ----------
      Net cash used in investing activities     (29,000)                  0

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock            322,000             282,000
  Proceeds from stock subscriptions             180,000                   0
  Proceeds from long-term borrowings             29,000                   0
  Repayments of long-term borrowings             (1,000)                  0
                                           -------------         ----------

Net cash flows provided by (used in)
  financing activities                          530,000             282,000
                                           -------------         ----------

      Net increase (decrease) in cash           (22,000)            101,000

Cash - beginning of period                      147,000             221,000
                                           -------------         ----------
Cash - end of period                       $    125,000          $  322,000
                                           =============         ==========



See Notes to Financial Statements


                        TORVEC, INC.

                NOTES TO FINANCIAL STATEMENTS



Note 1   Interim Financial Statements

The information contained herein with respect to the six month periods ended June 30, 1998 and 1997 has not been audited but was prepared in conformity with generally accepted accounting principles for interim financial information and instructions for 10-QSB and Item 310(b) of Regulation S-B. Accordingly, the condensed financial statements do not include information and footnotes required by generally accepted accounting principles for financial statements.
Included are the adjustments, which in the opinion of management are necessary for a fair presentation of the financial information for the six-month periods ended June
30,   1998  and  1997.   The  results  are  not  necessarily
indicative of results to be expected for the year.

Note 2   The Company

Torvec,  Inc. (the Company) was incorporated in New York  on
September   25,  1996.   The  Company,  which  is   in   the
development stage, specializes in automotive technology.

Note 3   Summary of Significant Accounting Policies

Equipment

Equipment  is  stated at cost less accumulated depreciation.
Depreciation is provided using the straight-line method over the useful lives of the assets.

Research and development and patents

Research and development costs and patent expenses are charged to operations as incurred.

Note 4   Related Party Transactions

The Company has entered into consulting agreements with members of the Gleasman family. Included in research and development and general and administrative expenses for the period ending June 30, 1998 is $150,000 and $75,000 respectively for consulting expenses.




                          TORVEC, INC.

                NOTES TO FINANCIAL STATEMENTS



Note 5   Private Placement

The Company has offered securities in a private placement dated May 11, 1998 at $5.00 per share. That offering raised approximately $600,000 and expired August 31, 1998. The Company is extending that offering through November 30, 1998 and as part of that extension, increasing the price per share to $10.00.

Note 6  Long-Term Debt

Long-term debt at June 30, 1998 consisted of one vehicle note payable in monthly installments of $610 including interest at 10%. The note is secured by the vehicle purchased.

Note 7 Lease

The Company has entered into an agreement with a shareholder to lease land and building for $53,000 per month upon the date that the proceeds from a proposed public offering are received. The agreement provides for four one year renewal periods at the Company's option.

The agreement also provides for the purchase of land adjacent to the leased premises for one year after the effective date of the lease for $350,000.

The Company paid $53,000 representing the first month's rent, which is reflected as a current asset, and $111,000 representing the last month's rent and two twelfths of the purchase price of the land, which is reflected, as a non-current asset.

Note 8  Contingency

During  1997  certain  members of the Gleasman  family  were named in a lawsuit seeking monetary damages of $750,000 relating to the development of certain technology. The court stayed all aspects of the litigation and directed the parties to arbitrate such matters in dispute. The Company has not been named as a defendant in this action. In the event the claimants prevail, it could adversely affect the Company's rights to, and exclusive ownership of, certain technology. The Gleasmans believe that the claims are without merit. Management's preliminary assessment of this situation has resulted in a determination that the likelihood of an unfavorable outcome is less than probable and that the ultimate outcome of this matter will not have material adverse effect on the results of operations or financial position of the Company.








                    PLAN OF OPERATION


The following discussion should be read in conjunction with, and is qualified in its entirety by, the Financial Statements and the Notes thereto included in this report. This discussion contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this report, the words "anticipate", "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statement. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Historical operating results are not necessarily indicative of the trends in operating results for any further period.

Torvec, Inc. a New York State corporation (the Company) was duly organized on September 25, 1996. The Company is in the development stage, and its efforts have been principally devoted to research and development activities and organizational efforts.

The Company is proceeding to implement it Plan of Operation and has initiated discussions with a number of vehicle manufacturers with a view to possible licensing of one or more of its products and or the creation of one or more joint venture relationships in order to further develop and to initiate the manufacture and distributions if its products, especially the Fastrack , the Torvec transmission and the Company's CV Joint. The Company has moved forward with its plan to have three pre-production Fastrack vehicles assembled by the fall of 1998, and this process is on schedule. The Company anticipates that the proceeds generated by its current offering will enable it to continue to implement it Plan of Operation.

The current private placement offering dated May 11, 1998 has raised approximately $600,000 through the original expiration dated August 31, 1998 at $5.00 per share. Management is extending the offering through November 30, 1998 at $10.00 per share. Management expects proceeds to approximate the amount raised through August 31, 1998.

The  net  loss as of June 30, 1998 has increased as compared to  June  30,  1997 due to the additional amounts  spent  in research  and  development  and  increases  in  general  and
administrative   expenses.   Included are consulting fees
for Research and Development and general and administrative expenses in the amounts of $225,000 and $75,000 respectively, paid to the Gleasman family. Additionally, the Research and Development expenses have increased as a result of increased expenses associated with the Fastrak vehicle. These increases have been projected by management, and will continue to increase as the Company continues on its Plan of Operation.




                                    PART III


ITEM 1.   INDEX TO EXHIBITS.


     The following exhibits are filed as a part of this Registration Statement:


EXHIBIT                                                            SEQUENTIAL
NUMBER                  EXHIBIT                                    PAGE NUMBER*


  2.1             Certificate of Incorporation of Torvec, Inc.
  2.2             Bylaws of Torvec, Inc.
  3               Specimen Stock Certificate
  6.1             Employment Agreement with Herbert H. Dobbs
  6.2             Employment Agreement with Lee E. Sawyer
  6.3             Employment Agreement with Morton A. Polster
  6.4             Consulting Agreement with Keith E. Gleasman
  6.5             Consulting Agreement with James  A. Gleasman
  6.6             Consulting Agreement with Vernon E. Gleasman
  6.7             Torvec, Inc. Stock Option Plan
  6.8             Specimen Stock Option Agreement
  6.9             Assignments of Patents, Patent Properties, Technology and
                  Know-How to Company
  6.10            Neri Service and Space Agreement
  6.11            Ford Motor Company Agreement and Extension of Term
 12.1             Power of Attorney
 12.2             October 24, 1997 Letter from Yogendra B. Jonchhe , Alfred
                  State University Depart. of Mechanical Engineering Technology
 12.3             March 12, 1998 Letter from J.U. Koo, Kia Motors Corp.


*  Incorporated herein from previously.



                                   SIGNATURES

     In accordance with Section of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      TORVEC, INC.



Date: _______, 1998                   By: /S HERBERT H. DOBBS
                                         ------------------------------
                                         Herbert H. Dobbs, Chairman of the
                                         Board of Directors




Date:_________, 1998                  By: /S KEITH E. GLEASMAN
                                         -----------------------------
                                         Keith E. Gleasman, Director and
                                         President



Date:__________, 1998                 By: /S LEE E. SAWYER
                                         ----------------------------
                                         Lee E. Sawyer, Director



Date:__________, 1998                 By: /S MORTON A. POLSTER
                                         ----------------------------
                                         Morton A. Polster, Director; Secretary
                                         of Torvec, Inc.



Date:__________, 1998                 By: /S JAMES A. GLEASMAN
                                         ---------------------------
                                         James A. Gleasman, Director;
                                         Consultant to Torvec, Inc.



Date: _________, 1998                 By: /S SAMUEL M. BRONSKY
                                         --------------------------
                                         Samuel M. Bronsky,
                                         Chief Financial Officer